EXHIBIT 10.36(a)

CONTRIBUTION AND STOCK PURCHASE AGREEMENT

by and among

GEORGIA-PACIFIC CORPORATION,

UWW HOLDINGS, INC.

and

J5M4T3B2P2CEYA, LLC

Dated as of September 30, 2002

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EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Form of Stockholders Agreement
Exhibit B	Form of Senior Credit Facility
Exhibit C	Form of Secured Liquidity Facility
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Human Resources Agreement
Exhibit F	Form of PIK Notes
Exhibit G	Senior Credit Facility Commitment Letter
Exhibit H	Equity Commitment Letter
Exhibit I	IT Support Services Agreement
Exhibit J	Registration Agreement
Exhibit K	Restated Charter
Exhibit L	Insurance Agreement

Schedules

Schedule 1.1A	Knowledge
Schedule 1.1B	Excluded Liabilities
Schedule 2.3(a)	Target Pre-Closing Capital Expenditures
Schedule 2.3(c)	Working Capital Calculation Principles
Schedule 4.1	Organization and Good Standing
Schedule 4.3	Consents
Schedule 4.4	Noncontravention
Schedule 4.5(a)	Capital Stock and Share Capital of Newco
Schedule 4.5(b)	Capital Stock and Share Capital of the Company
Schedule 4.6	Subsidiaries
Schedule 4.7	Financial Statements
Schedule 4.8	Litigation
Schedule 4.9	Compliance with Applicable Laws
Schedule 4.10(a)	Most Significant Customers
Schedule 4.10(b)	Most Significant Suppliers
Schedule 4.10(c)	Personal Property Leases
Schedule 4.10(d)	Indebtedness Agreements
Schedule 4.10(e)	Partnership, Joint Venture and Profit Sharing Agreements
Schedule 4.10(f)	Non-Competition Agreements
Schedule 4.10(g)	Collective Bargaining Agreements
Schedule 4.10(h)	Employment Agreements
Schedule 4.10(i)	Defaults Under Material Agreements
Schedule 4.10(j)	Settlement and Consent Decrees
Schedule 4.10(k)	Customer and Third Party Distribution Contracts
Schedule 4.10(l)	Contracts in Excess of $200,000 Consideration
Schedule 4.10(m)	Non-delivered Material Contracts
Schedule 4.12(a)	Owned Real Property
Schedule 4.12(b)	Leased Real Property
Schedule 4.13	Intellectual Property

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Schedule 4.14	Environmental
Schedule 4.15	Taxes
Schedule 4.16	Undisclosed Liabilities
Schedule 4.17	Absence of Certain Changes
Schedule 4.21	Affiliate Transactions
Schedule 4.23	Employees
Schedule 4.24	Employee Benefits
Schedule 5.6	GP Brokers and Intermediaries
Schedule 6.6	Buyer Brokers and Intermediaries
Schedule 7.1	Reductions in Workforce
Schedule 7.1(vii)	Affiliate Transactions
Schedule 7.1(x)	Liens
Schedule 7.1(x)(v)	Accounts Payable, Accounts Receivable and Cash Management
Schedule 7.1(xii)	Indebtedness
Schedule 7.3(a)	Actions with respect to Leased Real Property
Schedule 7.6	Intercompany Accounts
Schedule 7.8(a)	Sale-Leaseback Property
Schedule 7.8(b)	Retained Properties
Schedule 7.9	GP Guarantees
Schedule 7.17(a)	GP Software
Schedule 7.17(g)(i)	Critical Software
Schedule 7.17(g)(ii)	Optional Software
Schedule 8.1(b)	Buyer Required Consents

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CONTRIBUTION AND STOCK PURCHASE AGREEMENT

THIS CONTRIBUTION AND STOCK PURCHASE AGREEMENT (this “Agreement“), is made and entered into as of this 30th day of September, 2002 (the “Effective Date“), by and among Georgia-Pacific Corporation, a Georgia corporation (“GP”), UWW Holdings, Inc., a Delaware corporation (“Newco”) and J5M4T3B2P2CEYA, LLC, a Delaware limited liability company (the “Buyer“).

WITNESSETH:

WHEREAS, GP owns all of the issued and outstanding shares of common stock, par value $0.01 per share, of Unisource Worldwide, Inc., a Delaware corporation (the “Company“);

WHEREAS, subject to and contingent upon the sale of the Newco Shares to the Buyer as contemplated by this Agreement, GP will contribute all of the Company Shares (as defined herein) to a newly-formed, wholly-owned intermediate holding company, Newco, in exchange for one hundred percent of the capital stock of Newco (the “Contribution”, as defined herein);

WHEREAS, upon consummation of the Contribution, GP will own all of the issued and outstanding shares of capital stock of Newco;

WHEREAS, GP is presently contemplating separating its consumer products, packaging and pulp and paper business (together, the “CP&P Business”) from its building products, manufacturing and distributing business (the “Separation”);

WHEREAS, GP will, prior to the Separation, contribute the shares of capital stock of Newco it receives as a result of the Contribution to a newly-formed, wholly-owned entity (“CP&P”) which will hold the CP&P Business and which will assume GP’s obligations hereunder in the event that GP consummates the Separation pursuant to Section 11.8 hereof;

WHEREAS, pursuant to the terms and conditions contained herein and as a result of the Contribution, the Buyer desires to purchase from GP and GP desires to sell to the Buyer Newco Shares representing sixty percent of the outstanding capital stock of Newco.

WHEREAS, (i) in connection with, but prior to, the Contribution, GP and its Affiliates will contribute to the capital of the Company certain intercompany receivables from the Company; (ii) contemporaneously with the Contribution, the Company will enter into and draw upon the Senior Credit Facility (as defined herein) and distribute a portion of the proceeds therefrom to Newco, which will in turn distribute such proceeds to GP; (iii) contemporaneously with the Contribution, Newco will issue the PIK Notes (as defined herein) to GP; and (iv) either contemporaneously with, or subsequent to, the Contribution, the Company will consummate the Real Estate Transfer (as defined herein) (together with the Contribution, such transactions referred to in clauses (ii) through (iv) are herein collectively referred to as the “Reorganization”).

NOW, THEREFORE, in consideration of the mutual promises and covenants and the terms and conditions set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; OTHER TERMS

SECTION 1.1. Definitions. As used in the Agreement, the following terms shall have the following meanings:

“Accounting Firm” shall have the meaning set forth in Section 2.3(a).

“Adjusted Contribution Cash Consideration” shall have the meaning set forth in Section 2.3(a).

“Adjusted Indebtedness” shall have the meaning set forth in Section 2.3(a).

“Adjusted Pre-Closing Capital Expenditures” shall have the meaning set forth in Section 2.3(a).

“Adjusted Working Capital” shall have the meaning set forth in Section 2.3(a).

“Affiliate” of any Person shall mean any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or under common Control with, such first Person.

“Affiliated Group” shall mean any affiliated group within the meaning of Code § 1504(a) or any similar group defined under a similar provision of state, local, or foreign law of which the Company or any of its Subsidiaries is or was a member.

“Agreement” shall have the meaning set forth in the preamble of this Agreement.

“Antitrust Laws” shall have the meaning set forth in Section 4.3.

“Asbestos Liabilities” shall mean any loss, liability, third-party claim, cost, damage or expense (including without limitation any attorneys’ fees or expenses) arising from, relating to or based on the presence or alleged presence of asbestos or asbestos-containing materials in any product or item manufactured, sold, marketed, installed, stored, transported, handled or distributed at any time by GP, any Subsidiaries of GP, the Company, any of its Subsidiaries, Ikon or any of their respective predecessors or Affiliates, including without limitation, any arising from, relating to or based on any personal or bodily injury or illness.

“Base Contribution Cash Consideration” shall have the meaning set forth in Section 2.2(a).

“Benefit Plans” shall have the meaning set forth in Section 4.24(a).

“Boxes Products” shall have the meaning set forth in Section 7.16(a).

“Buyer” shall have the meaning set forth in the preamble of this Agreement.

“CapEx Difference” shall have the meaning set forth in Section 2.3(a).

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Claim Notice” shall have the meaning set forth in Section 9.3(a).

“Class A Common” shall have the meaning set forth in Section 4.5(a).

“Class L Common” shall have the meaning set forth in Section 4.5(a).

“Closing” shall have the meaning set forth in Section 3.1.

“Closing Balance Sheet” shall have the meaning set forth in Section 2.3(a).

“Closing Contribution Cash Consideration” shall have the meaning set forth in Section 2.2(c).

“Closing Date” shall have the meaning set forth in Section 3.1.

“COBRA” shall mean the Consolidated Budget Reconciliation Act of 1986 as codified at Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Company” shall have the meaning set forth in the first recital of this Agreement.

“Company Shares” shall have the meaning set forth in Section 4.5(b).

“Competitive Revenue” shall have the meaning set forth in Section 7.16(c).

“Competitive Trigger” shall have the meaning set forth in Section 7.16(c).

“Consent” shall have the meaning set forth in Section 4.3.

“Contribution” shall have the meaning set forth in Section 2.1.

“Contribution Cash Consideration Deficiency Amount” shall have the meaning set forth in Section 2.3(b).

“Contribution Cash Consideration Surplus Amount” shall have the meaning set forth in Section 2.3(b).

“Control” (including its correlative meanings “Controlled by” and “under common Control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“CP&P” shall have the meaning set forth in the fifth recital of this Agreement.

“CP&P Business” shall have the meaning set forth in the fourth recital of this Agreement.

“Critical Software” shall have the meaning set forth in Section 7.17(g)(i).

“Current Assets” shall have the meaning set forth in Section 2.3(c).

“Current Liabilities” shall have the meaning set forth in Section 2.3(c).

“Default Cost” shall have the meaning set forth in Section 7.17(i).

“De Minimis Losses” shall have the meaning set forth in Section 9.4(a)(iii).

“Distribution” shall have the meaning set forth in Section 7.16(a).

“Environmental Claim” shall mean a written claim, action, suit, complaint, legal proceeding or other written notice by any Person alleging a violation of, or liability under, any Environmental Law.

“Environmental Laws” shall mean applicable federal, state, provincial, foreign and local statutes, regulations and other legal requirements, and all common law, relating to public health or safety, workplace health or safety, or pollution or protection of the environment.

“Environmental Liabilities” shall mean any violations of, or liabilities (contingent or otherwise and including liability for response costs, personal injury, property damage or natural resource damage) or investigatory, corrective or remedial obligations arising under, Environmental Laws, including without limitation those relating to the handling, treatment, transportation, storage, disposal, release or threatened release of hazardous materials, substances or wastes at or from any property or facility.

“Environmental Permits” shall mean permits, licenses and registrations issued by any Governmental Entity that are required under Environmental Laws for the Company and the Subsidiaries to conduct their current operations.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean each entity that could be deemed a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code.

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.2(b).

“Estimated Indebtedness” shall have the meaning set forth in Section 2.2(b).

“Estimated Pre-Closing Capital Expenditures” shall have the meaning set forth in Section 2.2(b).

“Excluded Liabilities” shall mean all the liabilities arising out of the items described on Schedule 1.1B.

“Excluded Representations” shall mean the representations and warranties of GP set forth in Sections 4.1 (Organization), 4.2 (Authorization), 4.3 (Consents), 4.5 (Capital Stock), 4.6 (Subsidiaries), 4.15 (Taxes), 4.19 (Newco), 4.20 (Brokers), 4.25 (Sufficiency of Assets), 5.1 (Organization), 5.2 (Authorization), 5.3 (Consents), 5.6 (Brokers), and 5.7 (Newco Shares) of this Agreement.

“Facilities Supplies Products” shall have the meaning set forth in Section 7.16(a).

“Filing” shall have the meaning set forth in Section 4.3.

“Final Adjustment Report” shall mean the report designated as such in Section 2.3(a).

“Final Adjustment Report Date” shall mean the date designated as such in Section 2.3(a).

“Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Foreign Corrupt Practices Act” shall mean the Foreign Corrupt Practices Act, 15 U.S.C.S. 78a, 15 U.S.C.S. 78m et. seq.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” means any federal, state, provincial, foreign or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

“GP” shall have the meaning set forth in the preamble of this Agreement.

“GP Guarantees” shall have the meaning set forth in Section 7.9.

“GP License” shall have the meaning set forth in Section 7.17(a).

“GP Software” shall have meaning set forth in Section 7.17(a).

“GP Trademarks” shall have the meaning set forth in Section 7.7.

“Hazardous Materials” shall mean materials regulated as hazardous or toxic or any other term of similar import under any Environmental Law, including without limitation petroleum and its derivatives and asbestos.

“Human Resources Agreement” shall mean the Human Resources Agreement, dated as of the Closing Date, among GP and the Company as set forth on Exhibit E attached hereto.

“Ikon” shall mean Ikon Office Solutions, Inc., an Ohio Corporation, and its Affiliates and predecessors (including, without limitation, Alco Standard, Inc.).

“Indebtedness” shall mean, at a particular time, without duplication, (i) any obligation for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any obligation evidenced by any note, bond, debenture or other debt security, (iii) any obligation for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business or payables incurred with respect to expenses which the Company has agreed to be responsible for under the Human Resources Agreement), (iv) any commitment by which a Person assures a creditor against loss (including, without limitation, contingent reimbursement obligations with respect to letters of credit), (v) any obligation guaranteed in any manner by a Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse), (vi) any obligations under capitalized or synthetic leases (in accordance with GAAP) with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any obligation secured by a Lien on a Person’s assets, and (viii) any fees, penalties, premiums or accrued and unpaid interest with respect to the foregoing (in the case of prepayments or otherwise); provided that none of the foregoing shall apply to any of the foregoing that arise out of the Senior Credit Facility, the Secured Liquidity Facility and the PIK Notes.

“Indemnified Party” shall have the meaning set forth in Section 9.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

“Insurance Agreement” shall mean the Insurance Agreement, dated as of the Closing Date, among GP and the Company as set forth on Exhibit L attached hereto.

“Intellectual Property Rights” shall mean all of the following in any jurisdiction throughout the world: (i) patents, patent applications, patent disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice); (ii) Internet domain name registrations; (iii) trademarks, service marks and trade names and registrations and applications for registration thereof; (iv) copyrights and registrations and applications for registration thereof; (v) computer software (including source code and executable code) and data bases; (vi) trade secrets and other confidential information (including, to the extent maintained as confidential or as trade secrets, formulas, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists); (vii) all other intellectual property rights; and (viii) goodwill associated with any of the foregoing.

“Intercompany Accounts” shall mean intercompany payables, receivables, accounts, indebtedness and other liabilities between the Company and the Subsidiaries, on the one hand, and GP and its other Affiliates, on the other hand.

“IT Support Services Agreement” shall mean the IT Support Services Agreement, dated as of the Closing Date, among GP and the Company as set forth on Exhibit I attached hereto.

“Knowledge” shall mean the actual knowledge after reasonable inquiry of the key persons with respect to the entities set forth on Schedule 1.1A.

“Latest Balance Sheet” shall have the meaning set forth in Section 4.7(a).

“Lease Agreement” shall mean the lease or sublease agreement entered into between GP and the Company pursuant to Section 7.8.

“Leased Real Property” shall have the meaning set forth in Section 4.12(b).

“Lease Transaction” shall have the meaning set forth in Section 7.8(b).

“Lease Transaction Costs” shall have the meaning set forth in Section 7.8(b).

“Lien” shall mean any mortgage, lien, pledge, charge, security interest, easement, restriction, right of way, adverse claim or other encumbrance of any kind but, for greater certainty, shall not include a third party licensor’s interest in any Intellectual Property Rights licensed to GP, the Company or Newco.

“Manager Shares” shall have the meaning set forth in Section 2.1(b).

“Material Adverse Effect” and “Material Adverse Change” shall mean a material adverse change in the business, assets, financial condition, results of operations or prospects of the Company and the Subsidiaries, taken as a whole, or an adverse effect on the ability of GP, Newco or the Company to consummate the transactions contemplated by this Agreement.

“Material Contracts” shall have the meaning set forth in Section 4.10.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Negotiations” shall have the meaning set forth in Section 7.17(h).

“Newco” shall have the meaning set forth in the preamble of this Agreement.

“Newco Shares” shall have the meaning set forth in Section 4.5(a).

“Newco Shares Cash Consideration” shall have the meaning set forth in Section 2.1(a).

“New Software Arrangements” shall have the meaning set forth in Section 7.17(j).

“Non-Compete Period” shall have the meaning set forth in Section 7.16(a).

“Normal Business Hours” shall mean the hours between 9:00 a.m. and 5:00 p.m., local time, Monday through Friday on any day that is a business day.

“Notice Period” shall have the meaning set forth in Section 9.3(a).

“Optional Software” shall have the meaning set forth in Section 7.17(g)(ii).

“Owned Real Property” shall mean all right title and interest to the parcels of real property owned by the Company or any of its Subsidiaries, including all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto including air, oil, gas, mineral and water rights.

“Packaging Products” shall have the meaning set forth in Section 7.16(a).

“Paper Products” shall have the meaning set forth in Section 7.16(a).

“Permitted Liens” shall mean: (a) Liens for real estate taxes, assessments and other governmental levies, fees or charges imposed which are not due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP; (b) Liens for labor, materials or supplies which are incurred in the ordinary course of business, and which would not, individually or in the aggregate, have a Material Adverse Effect on the Company’s or its Subsidiaries’ business as currently conducted, and for which appropriate reserves have been established in accordance with GAAP; (c) zoning, building codes and other land use laws regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property; (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to the Real Property or other imperfections of title which do not or would not materially impair the value, use or occupancy of such Real Property in the operation of the Company’s or its Subsidiaries’ business as currently conducted thereon; (e) Liens for which GP, Newco, or the Company shall, at GP’s sole cost and expense, provide title insurance coverage fully insuring the amount of the Lien; or (f) any Liens that GP, Newco, or the Company agree to pay off and release on or before the Closing Date, so long as such Lien is paid off and released on or before the Closing Date.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint stock company, joint venture, trust, association, unincorporated organization, Governmental Entity or other entity.

“Personal Property Lease” shall have the meaning set forth in Section 4.10(c).

“Physical Inventory” shall mean a physical count of the inventory of the Company and its Subsidiaries performed in a manner consistent with the procedures followed in the prior historical practice of the Company.

“PIK Notes” shall mean, collectively (i) the 7% Tranche A Subordinated Pay-in-Kind Note due on the tenth anniversary of the Closing Date, in the aggregate principal amount of $70,000,000 and (ii) the 8% Tranche B Subordinated Pay-in-Kind Note due on the tenth anniversary of the Closing Date, in the aggregate principal amount of $100,000,000, each issued by Newco in favor of GP, as set forth on Exhibit F attached hereto.

“Pre-Closing Capital Expenditures” shall mean the sum of all capital expenditures made by the Company and its Subsidiaries (i) from and including January 1, 2002 to the date of this Agreement and (ii) on or after the date of this Agreement until the Closing Date in accordance with the terms of Section 7.1 hereof.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 7.11(a).

“Preliminary Adjustment Report” shall have the meaning set forth in Section 2.3(a).

“Prime Rate” shall mean the rate declared from time to time by Bank of America, N.A. as its “prime rate” in New York, New York.

“Products” shall have the meaning set forth in Section 7.16(a).

“Purchasing Managers” shall have the meaning set forth in Section 2.1(b).

“Real Estate Deliveries” shall mean (i) title commitments dated no earlier than thirty days prior to the Closing Date issued by a national title insurance company (the “Title Company”) for each parcel of Owned Real Property set forth on Schedule 4.12(a) that it is one of the Retained Properties subject only to the Permitted Liens, (ii) if required pursuant to the Senior Credit Facility and not waived by the lenders thereunder, title insurance policies issued by the Title Company and surveys for each parcel of Retained Property and material Leased Real Property, subject only to the Permitted Liens; and (iii) landlord agreements for each Real Property Lease as required pursuant to the Senior Credit Facility and not waived by the lenders thereunder.

“Real Estate Transfer” shall have the meaning set forth in Section 7.8(a).

“Real Property” shall have the meaning set forth in Section 4.12(a).

“Real Property Lease” shall have the meaning set forth in Section 4.12(b).

“Records” shall have the meaning set forth in Section 7.4(c).

“Refund” shall mean any refund of or the economic benefit of any, credit or offset with respect to, Taxes.

“Registration Agreement” shall mean the Registration Agreement, dated as of the Closing Date, among GP, Newco and the Company as set forth on Exhibit J attached hereto.

“Release” shall have the meaning provided under 42 U.S.C. Section 9601(22).

“Reorganization” shall have the meaning set forth in the seventh recital of this Agreement.

“Restated Charter” shall mean the amended and restated Certificate of Incorporation of Newco, set forth on Exhibit K hereto.

“Retail Customer” shall have the meaning set forth in Section 7.16(a)(v).

“Retained Properties” shall mean those properties set forth on Schedule 7.8(b).

“Return or Returns” shall mean all returns (including amended returns), declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or to be filed with any Tax Authority in connection with the determination, assessment or collection of Taxes.

“Sale-Leaseback Property” shall have the meaning set forth in Section 7.8(a).

“Secured Liquidity Facility” shall mean the Secured Liquidity Facility, dated as of the Closing Date, among GP and the Company, as set forth on Exhibit C attached hereto.

“Senior Credit Facility” shall mean the $600,000,000 senior credit facility to be entered into between the Company and Bank of America, N.A. and Citicorp USA, Inc., pursuant to the commitment letter, dated as of September 30, 2002, among Bank of America, N.A. and Citicorp USA, Inc. and the Buyer substantially in the form of Exhibit B attached hereto, on terms and conditions (i) not less favorable to the Company than as set forth on Exhibit A to Exhibit B with respect to the terms specifically addressed therein, and (ii) with respect to other terms, acceptable to the Buyer in its sole discretion.

“Separation” shall have the meaning set forth in the fourth recital to this Agreement.

“Software Separation” shall have the meaning set forth in Section 7.17(g).

“Stockholders Agreement” shall mean the Stockholders Agreement, dated as of the Closing Date, among GP, Newco and the Buyer as set forth on Exhibit A attached hereto.

“Straddle Period” shall have the meaning set forth in Section 7.11(b).

“Subsidiary” and “Subsidiaries” shall mean with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or Controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or Control the managing director or general partner of such partnership, association or other business entity. Any reference to a Subsidiary or Subsidiaries shall, unless the context requires otherwise, refer to a Subsidiary or Subsidiaries of the Company.

“Target Pre-Closing Capital Expenditures” shall mean the sum of (x) the aggregate amounts set forth on Schedule 2.3(a) for each of the complete calendar months during the period from January 1, 2002 through the Closing Date, plus (y) if the Closing Date does not occur on the last day of any calendar month, the amount set forth on Schedule 2.3(a) for the month in which such Closing Date occurs, as pro-rated according to the number of days elapsed in such month until and including the Closing Date. Schedule 2.3(a) sets forth the $9,500,000 budgeted to be spent by the Company during the period from January 1, 2002 through December 31, 2002. If the Closing Date occurs on or before January 31, 2003 but after December 31, 2002, then prior to the Closing Date the Company’s management shall prepare in good faith and in the ordinary course of business consistent with past practice a monthly budget of capital expenditures of the Company for the month of January 2003. The pro-rata portion (pro-rated according to the number of days elapsed in such month until and including the Closing Date) of such budgeted amount spent by the Company during the month of January 2003 until the Closing Date shall be included in the amount of Target Pre-Closing Capital Expenditures.

“Tax or Taxes” shall mean all United States federal, state, local and foreign taxes of any kind, including income, profits, franchise, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties or assessments, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Authority” and “Taxing Authority” shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Third Party Software” shall mean all computer software used by the Company or its Subsidiaries in the conduct of their respective businesses as of the Closing Date (including all computer software set forth on Schedules 7.17(g)(i) and 7.17(g)(ii), and licensed to GP or the Company or its Subsidiaries by a Person other than GP.

“Threshold Amount” shall have the meaning set forth in Section 9.4(a)(ii).

“Tissue Products” shall have the meaning set forth in Section 7.16(a).

“Title Company” shall have the meaning set forth in the definition of Real Estate Deliveries.

“Transaction Agreements” shall mean this Agreement and, when executed, the Lease Agreement, the Stockholders Agreement, the Registration Agreement, the Secured Liquidity Facility, the Transition Services Agreement, the Human Resources Agreement, the Insurance Agreement and the IT Support Services Agreement.

“Transaction Fees” shall have the meaning set forth in Section 7.5.

“Transition Services Agreement” shall mean the Transition Services Agreement, dated as of the Closing Date, among GP and the Company as set forth on Exhibit D attached hereto.

“Unisource Business” shall mean the Company’s and its Subsidiaries’ business of distributing printing and imaging paper, packaging systems, and facility and packaging supplies in North America (including manufacturing operations related to such distribution business), of the scope and in the locations conducted by the Company and its Subsidiaries during the period from July 1999 through the Closing Date.

“WARN Act” shall have the meaning set forth in Section 4.23(c).

“Working Capital Amount” shall have the meaning set forth in Section 2.3(c).

“Working Capital Target” shall have the meaning set forth in Section 2.2(c).

SECTION 1.2. Other Terms. (a) Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning indicated throughout this Agreement.

(b) References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, such Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement.

ARTICLE II

PURCHASE AND SALE

SECTION 2.1. Contribution and Purchase and Sale of the Shares. (a) Upon the terms and subject to the conditions of this Agreement, GP shall (i) contribute to Newco all of the Company Shares in exchange for (A) the PIK Notes, (B) the Closing Contribution Cash Consideration and (C) 100% of the Newco Shares (collectively, the “Contribution”) and (ii) immediately following such Contribution, sell, transfer and deliver to the Buyer, and the Buyer shall purchase from GP, shares of Class L Common Stock and shares of Class A Common Stock, representing sixty-percent of the outstanding capital stock of Newco (and sixty percent of each such class of capital stock) at the Closing Date (before giving effect to any stock or option issuances to or purchases by management) for an aggregate purchase price of $150,000,000 less sixty percent of the amounts paid by the Purchasing Managers (as defined below) for purchases of Manager Shares from GP at the Closing (the “Newco Shares Cash Consideration”). Both the Closing Contribution Cash Consideration and the Newco Shares Cash Consideration shall be payable on the Closing Date in immediately available funds; provided that the Contribution shall be contingent upon and subject to the purchase and sale pursuant to clause (ii) above and shall not be of any force or effect unless the purchase and sale pursuant to clause (ii) is also effected; and provided further that upon the completion of the Contribution, both parties shall, upon the terms and subject to the conditions of this Agreement, be bound and obligated to complete the purchase and sale pursuant to clause (ii). The Closing Contribution Cash Consideration shall be subject to adjustment following the Closing in accordance with Section 2.3.

(b) At the Closing, managers of the Company identified by the Buyer and disclosed to GP reasonably prior to the Closing Date (the “Purchasing Managers”) shall purchase for cash a number of the Newco Shares (the “Manager Shares”) from GP at the same price per share as the Buyer purchased outstanding capital stock of Newco from GP pursuant to Section 2.1(a) above.

SECTION 2.2. Calculation of Closing Contribution Cash Consideration. (a) For purposes of this Agreement, the “Base Contribution Cash Consideration” shall be equal to $355,000,000.

(b) Not less than five days prior to the Closing Date, GP and the Buyer shall, in good faith, jointly prepare, based on the most recently available books and records of the Company and its Subsidiaries (including recent data runs and accruals based on the most recent internal month-end financials), an estimate of (i) the Working Capital Amount as of the close of business on the Closing Date (“Estimated Net Working Capital”), (ii) the amount of Pre-Closing Capital Expenditures (“Estimated Pre-Closing Capital Expenditures”) and (iii) the Indebtedness of the Company and its Subsidiaries on a consolidated basis as of the close of business on the Closing Date (“Estimated Indebtedness”). In the event that, after good faith joint efforts, GP and the Buyer are unable to agree on one or more of the Estimated Net Working Capital, Estimated Pre-Closing Capital Expenditures or the Estimated Indebtedness, each such item in dispute shall be determined by taking the average of the estimations of such item by GP and the Buyer.

(c) The “Closing Contribution Cash Consideration” shall be equal to (i) the Base Contribution Cash Consideration, plus (ii) an amount, which may be negative, obtained by subtracting $867,000,000 (the “Working Capital Target”) from the Estimated Net Working Capital, minus (iii) the amount, if any, by which the Target Pre-Closing Capital Expenditures exceed the Estimated Pre-Closing Capital Expenditures and minus (iv) the Estimated Indebtedness.

SECTION 2.3. Adjustment to Closing Contribution Cash Consideration. (a) Within ninety days after the Closing Date, GP shall furnish to the Buyer an audited consolidated balance sheet of the Company and its Subsidiaries (which such balance sheet shall be prepared as set forth in Section 2.3(c) based on the books and records of the Company and its Subsidiaries and on the basis of a Physical Inventory and reconciliation in accordance with GAAP taken as close as practicable to the Closing Date (but in any case relating to the last completed fiscal month of the Company prior to the Closing Date and rolled forward to the Closing Date) and shall be accompanied by a report of the independent auditors who shall audit such balance sheet) (the “Closing Balance Sheet”) as of the close of business on the Closing Date. Together with the Closing Balance Sheet, GP shall also furnish to Buyer a report showing current items only (the “Preliminary Adjustment Report”), prepared as set forth in Section 2.3(c) on the basis of the Closing Balance Sheet, stating in reasonable detail GP’s computation of (i) the Working Capital Amount as of the close of business on the Closing Date (“Adjusted Working Capital”), (ii) the amount of Pre-Closing Capital Expenditures (“Adjusted Pre-Closing Capital Expenditures”) and (iii) the Indebtedness of the Company and its Subsidiaries on a consolidated basis as of the close of business on the Closing Date (“Adjusted Indebtedness”). The Preliminary Adjustment Report shall also show GP’s computation of the Adjusted Contribution Cash Consideration. The “Adjusted Contribution Cash Consideration” shall be equal to (i) the Base Contribution Cash Consideration, plus (ii) an amount, which may be negative, obtained by subtracting the Working Capital Target from the Adjusted Working Capital minus (iii) the amount, if any, by which Target Pre-Closing Capital Expenditures exceed the Adjusted Pre-Closing Capital Expenditures (the “CapEx Difference”) and minus (iv) Adjusted Indebtedness. GP shall allow the Buyer and its advisors and accountants to observe the Physical Inventory taken in connection with preparation of the Closing Balance Sheet and Preliminary Adjustment Report. Unless the Buyer provides specific written notice to GP of an objection to any aspect of the Preliminary Adjustment Report before the close of business on the first business day that is at least sixty days after the Buyer’s receipt thereof, the Preliminary Adjustment Report shall then become binding upon the Buyer and GP, and shall be the “Final Adjustment Report”, and such business day shall be the “Final Adjustment Report Date”. In connection with the review of the Preliminary Adjustment Report, each of GP and the Buyer shall cooperate and grant to the other’s respective advisors and accountants reasonable access to such papers and documents as each may reasonably request as part of the review of the Preliminary Adjustment Report. In the event that either party is unable to provide any information, papers or documents within five days after a request by the other, the time for Buyer to respond to the Preliminary Adjustment Report shall be extended one business day for each additional day required for the other party to respond to such request (unless waived by the party requesting such information, papers or documents). If the Buyer, by written notice to GP before the close of business on such business day after any such extension, objects to any aspect of the Preliminary Adjustment Report, then those aspects as to which the objection was made shall not become binding, the Buyer and GP shall discuss such objection in good faith and, if they reach written agreement amending the Preliminary

Adjustment Report, the Preliminary Adjustment Report, as amended by such written agreement, shall become binding upon the Buyer and GP, and shall be the “Final Adjustment Report”, and the date of such written agreement shall be the “Final Adjustment Report Date”. If the Buyer and GP do not reach such written agreement within thirty days after the Buyer gives such notice of objection, those aspects as to which such objection was made shall be submitted for arbitration by Deloitte & Touche (the “Accounting Firm”), which shall arbitrate the dispute and submit a written statement of its adjudication, which statement, when delivered to the Buyer and to GP, shall address only those items which are in dispute and become binding upon the Buyer and GP, and shall, together with those aspects of the Preliminary Adjustment Report as to which no objection was made, be the “Final Adjustment Report”. In such case, the second business day after the date on which such statement is delivered to the Buyer and to GP shall be the “Final Adjustment Report Date”. The Buyer and GP shall direct the Accounting Firm to complete its arbitration within forty-five days, or any longer period as agreed to by the Buyer and GP. The Accounting Firm shall allocate its costs and expenses between Newco and GP based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. In acting hereunder, the Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(b) On the Final Adjustment Report Date, (i) if the Final Adjustment Report states that the Adjusted Contribution Cash Consideration is less than the Closing Contribution Cash Consideration, GP shall pay to Newco no later than three business days after the Final Adjustment Report Date, in immediately available funds, an amount equal to (A) the excess of the Closing Contribution Cash Consideration over the Adjusted Contribution Cash Consideration, each as specified in the Final Adjustment Report (such excess, the “Contribution Cash Consideration Deficiency Amount”), plus (B) interest computed at the Prime Rate plus 100 basis points for the period from the Closing Date to the date of such payment on the Contribution Cash Consideration Deficiency Amount less the amount of such Contribution Cash Consideration Deficiency Amount attributable to the CapEx Difference and Adjusted Indebtedness, plus (C) interest computed at the borrowing costs of the Company under the Senior Credit Facility for the period from the Closing Date to the date of such payment on such portion of the Contribution Cash Consideration Deficiency Amount attributable to the CapEx Difference and Adjusted Indebtedness or (ii) if the Final Adjustment Report states that the Adjusted Contribution Cash Consideration is more than the Closing Contribution Cash Consideration, Newco shall pay to GP no later than three business days after the Final Adjustment Report Date, in immediately available funds, an amount equal to (A) the excess of the Adjusted Contribution Cash Consideration over the Closing Contribution Cash Consideration, each as specified in the Final Adjustment Report (such excess, the “Contribution Cash Consideration Surplus Amount”) plus (B) interest computed at the Prime Rate plus 100 basis points for the period from the Closing Date to the date of such payment on the Contribution Cash Consideration Surplus Amount less the amount of such Contribution Cash Consideration Surplus Amount attributable to the CapEx Difference and Adjusted Indebtedness, plus (C) interest computed at the borrowing costs of the Company under the Senior Credit Facility for the period from the Closing Date to the date of such payment on such portion of the Contribution Cash Consideration Surplus Amount attributable to the CapEx Difference and Adjusted Indebtedness.

(c) The term “Working Capital Amount” shall mean Current Assets minus Current Liabilities. The terms “Current Assets” and “Current Liabilities” shall mean the consolidated current assets and the consolidated current liabilities, respectively, of the Company and its Subsidiaries, calculated in accordance with GAAP consistently applied and as set forth on Schedule 2.3(c). The scope of the disputes to be resolved by the Accounting Firm is limited to whether or not the calculation of the Adjusted Contribution Cash Consideration was done in a consistent manner with the provisions of this Agreement (taking into account the facts and circumstances known through the period of review of the Preliminary Adjustment Report), and whether or not there were errors of fact or mathematical errors in the Final Adjustment Report, and the Accounting Firm is not to make any other determination. The parties acknowledge and agree to the Working Capital Target and acknowledge and agree that such Working Capital Target will not be subject to dispute or adjustment. The resolution of the disputes submitted to the Accounting Firm shall be reflected in the Final Adjustment Report for purposes of calculating the Adjusted Contribution Cash Consideration.

ARTICLE III

THE CLOSING

SECTION 3.1. Closing Date. The closing of the Contribution and the purchase and sale of the Newco Shares (hereinafter called the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York at 10:00 a.m., local time, on the second business day following the most recently completed fiscal month-end of the Company after the satisfaction or waiver of the conditions set forth in Article VIII, or at such other time, date and place as shall be fixed by agreement of the parties hereto (the date on which the Closing actually occurs being hereinafter referred to as the “Closing Date”).

SECTION 3.2. Transactions to be Effected at the Closing. At the Closing:

(a) Subject to and contingent upon the completion of the transactions contemplated in clauses (d) through (w) below, GP shall deliver to Newco certificates representing the Company Shares contributed to Newco pursuant to Section 2.1 above, duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed;

(b) Newco shall execute and deliver the PIK Notes to GP;

(c) Newco shall deliver to GP payment of the Closing Contribution Cash Consideration as provided in Section 2.1;

(d) GP shall deliver to the Buyer certificates representing the Newco Shares purchased by the Buyer pursuant to Section 2.1 above, duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed, free and clear of all Liens;

(e) the Buyer shall deliver to GP payment of the Newco Shares Cash Consideration as provided in Section 2.1;

(f) GP shall deliver to the Buyer a certificate signed by an authorized officer of GP stating that the conditions set forth in Section 8.1(a) have been satisfied;

(g) GP shall deliver to the Buyer copies of the certificates of good standing of each of Newco, the Company and all of the Subsidiaries, certified on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of each such Person’s incorporation;

(h) GP shall deliver to the Buyer a certificate signed by an authorized officer of GP, with respect to each of Newco, the Company and all of the Subsidiaries, with respect to (i) no amendments to the certificate of incorporation of such Person since the date of the certified certificates of incorporation provided pursuant to Section 3.2(i), (ii) the by-laws of such Person, (iii) in the case of each of Newco and GP, the resolutions of the board of directors of such Person authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby and (iv) in the case of each of Newco and GP, incumbency and signatures of the officers of such Person executing this Agreement or any other agreement contemplated by this Agreement;

(i) GP shall deliver to the Buyer a copy of the certificate of incorporation of each of Newco, the Company and the Subsidiaries certified as of a recent date by the Secretary of State of the state of incorporation of each of Newco, the Company and each of the Subsidiaries;

(j) GP shall deliver to the Buyer the stock ledgers, minute books and share certificates for each of Newco, the Company and all of the Subsidiaries;

(k) GP shall deliver to the Buyer an opinion of its general counsel addressed to the Buyer, in form and substance reasonably satisfactory to the Buyer;

(l) GP shall use commercially reasonable efforts as set forth in Section 7.3, to deliver to the Buyer the Real Estate Deliveries;

(m) GP shall deliver to the Buyer payoff letters and Lien releases for the Indebtedness of the Company and its Subsidiaries identified by the Buyer as being repaid as of the Closing;

(n) the Buyer shall deliver to GP a certificate signed by an authorized officer of the Buyer stating that the conditions set forth in Section 8.2(a) have been satisfied;

(o) the Buyer shall deliver to GP an opinion of its special counsel, Kirkland & Ellis, addressed to GP, in form and substance reasonably satisfactory to GP;

(p) each of Newco, GP and the Buyer shall enter into the Stockholders Agreement;

(q) each of Newco, GP and the Buyer shall enter into the Registration Agreement;

(r) each of GP, the Company and Newco shall enter into the Secured Liquidity Facility;

(s) each of GP and the Company shall enter into the Transition Services Agreement;

(t) each of GP and the Company shall enter into the Human Resources Agreement;

(u) each of GP and the Company shall enter into the IT Support Services Agreement;

(v) each of GP and the Company shall enter into the Insurance Agreement; and

(w) GP shall deliver to the Buyer certain life insurance policies originally purchased by Unijax and Sloan Paper Company as described in the Human Resources Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING NEWCO AND THE COMPANY

GP hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Buyer as follows:

SECTION 4.1. Organization and Standing. Each of Newco and the Company (i) is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority, and possesses all governmental franchises, licenses, certificates, permits, authorizations and approvals necessary to enable it to own, lease, use or otherwise hold its properties and assets and to carry on its business as presently conducted, except such power, authority, franchises, licenses, certificates, permits, authorizations and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect, and (ii) is duly qualified and in good standing to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, using or holding of its properties makes such qualification or good standing necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Schedule 4.1 sets forth each jurisdiction in which the Company and Newco are qualified to do business as a foreign corporation.

SECTION 4.2. Authorization. The execution, delivery and performance by each of Newco and the Company of each of the Transaction Agreements to which each of Newco and the Company is a party and the consummation by each of Newco and the Company of the transactions contemplated therein are within Newco’s and the Company’s respective corporate powers and have been duly authorized by all necessary corporate action on the part of each of Newco and the Company, respectively. The execution and delivery by each of Newco and the Company of each of the Transaction Agreements to which each is a party will, upon such execution and delivery, constitute a legal, valid and binding obligation of each of Newco and the Company enforceable against each of Newco and the Company, respectively, in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

SECTION 4.3. Consents. Except as set forth on Schedule 4.3 or as may be required under the competition and pre-merger notification and foreign investment laws of the United States, Canada and Mexico (collectively, the “Antitrust Laws”), no consent, approval, license, permit, order or authorization (each, a “Consent”) of, or registration, submission, declaration or filing (each, a “Filing”) with, any Governmental Entity which has not been obtained or made by Newco or the Company, as the case may be, is required for or in connection with the execution and delivery of this Agreement by each of Newco and the Company, and the consummation by each of Newco and the Company of the transactions contemplated hereby.

SECTION 4.4. Noncontravention. Except as set forth on Schedule 4.4, the execution, delivery and performance of the Transaction Agreements by each of Newco and the Company to which each is a party, will not upon such execution, and the consummation by each of Newco and the Company of the transactions contemplated thereby will not, (i) violate any provision of the respective certificate of incorporation or bylaws of Newco or the Company, or (ii) subject to obtaining or making the Consents and/or Filings, as the case may be, referred to in Section 4.3, violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, or result in the imposition of any lien upon or the creation of a security interest in any of the Shares or any assets of Newco or the Company or its Subsidiaries pursuant to, any mortgage, lease or agreement which constitutes a Material Contract or franchise, license, permit, instrument, law, order, arbitration award, judgment or decree to which either of Newco or the Company is a party or by which either of Newco or the Company is bound.

SECTION 4.5. Capital Stock and Share Capital of Newco and the Company. (a) The authorized capital stock of Newco immediately prior to the Closing will consist solely of shares of Class L Common Stock, par value $0.01 per share (the “Class L Common”), and shares of Class A Common Stock, par value $0.01 per share (the “Class A Common” and together with the Class L Common, the “Newco Shares”); and such Newco Shares are duly authorized and validly issued and outstanding, fully paid and nonassessable. Upon consummation of the Contribution at the Closing, GP will be the record and beneficial owner of all of the Newco Shares, free and clear of all Liens. None of the Newco Shares have been issued in violation of, and none are subject to, any purchase option, call, right of first refusal, preemptive, subscription, or similar rights under any provision of applicable law, the certificate of incorporation or bylaws of Newco, or any contract, agreement or instrument to which Newco, the Company or any of its Subsidiaries is subject or by which it is bound (other than pursuant to the Transaction Agreements). None of Newco, the Company or any of its Subsidiaries is a party to any agreement granting to any Person any stock appreciation or other similar right with respect to the Newco Shares. Other than as set forth on Schedule 4.5(a) hereto, there are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments (other than as contemplated by this Agreement) pursuant to which Newco, the Company or any of its Subsidiaries is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of Newco.

(a) The authorized capital stock of the Company consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are issued and outstanding as of the date hereof (the “Company Shares”); and such Company Shares are duly authorized and validly issued and outstanding, fully paid and nonassessable. GP is, and upon consummation of the Contribution at the Closing Newco will be, the record and beneficial owner of the Company Shares. The Company Shares have not been issued in violation of, and are not subject to, any purchase option, call, right of first refusal, preemptive, subscription, or similar rights under any provision of applicable law, the certificate of incorporation or bylaws of the Company, or any contract, agreement or instrument to which the Company or any of its Subsidiaries is subject or by which it is bound. None of Newco, the Company or any of its Subsidiaries is a party to any agreement granting to any Person any stock appreciation or other similar right with respect to the Company Shares. Other than as set forth on Schedule 4.5(b) hereto, there are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments (other than as contemplated by this Agreement) pursuant to which the Company or any of its Subsidiaries is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of the Company.

(b) Upon consummation of the Contribution at the Closing, Newco will have good and marketable title to the Company Shares, free and clear of all Liens.

SECTION 4.6. Subsidiaries. Each Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, has the requisite power and authority, and possesses all governmental franchises, licenses, certificates, permits, authorizations and approvals necessary to enable it, to own, lease, use or otherwise hold its properties and assets and to carry on its business as presently conducted, except such power, authority, franchises, licenses, certificates, permits, authorization and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect and (ii) each of such Subsidiaries is duly qualified and in good standing to do business as a foreign entity in each jurisdiction in which the conduct or nature of its business or the ownership, leasing, using or holding of its properties makes such qualification or good standing necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Schedule 4.6 sets forth each direct and indirect Subsidiary and sets forth each jurisdiction in which each Subsidiary is qualified to do business as a foreign corporation. All the outstanding shares of capital stock of each Subsidiary are duly authorized and validly issued and outstanding, fully paid and nonassessable and owned, directly or indirectly, by the Company, free and clear of all Liens. All such outstanding shares of capital stock of such Subsidiaries have not been issued in violation of, and are not subject to any purchase option, call, right of first refusal, preemptive, subscription, or similar rights under any provision of applicable law, the respective certificates of formation or the respective bylaws of such Subsidiaries, or any respective contract, agreement or instrument to which such a Subsidiary or the Company is subject or by which they are bound. None of Newco, the Company or any of its Subsidiaries is a party to any agreement granting to any Person any stock appreciation or other similar right with respect to the shares of capital stock of any Subsidiary. There are no outstanding warrants, options, rights, agreements, convertible or exchangeable securities or other commitments pursuant to which any of such Subsidiaries or the Company are or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities of such Subsidiary.

SECTION 4.7. Financial Statements; Sarbanes-Oxley Disclosure. (a) Attached as Schedule 4.7 are the audited consolidated balance sheets of the Company as of December 30, 2000 and December 29, 2001, the audited consolidated statements of income and cash flows for the fiscal years ended December 30, 2000 and December 29, 2001, the unaudited consolidated balance sheets of the Company as of June 29, 2002 (the “Latest Balance Sheet”) and the unaudited consolidated statements of income and cash flows (which in the case of cash flows will be provided prior to the Closing) for the six-month period ended June 29, 2002 (together with those financial statements delivered pursuant to Section 7.1 of this Agreement, the “Financial Statements“). The Financial Statements have been prepared from the accounting books and records of the Company and its Subsidiaries and fairly present, in all material respects, the financial position as of the dates thereof and the results of the operations of the Company and its Subsidiaries for the periods therein described, in each case in accordance with GAAP, consistently applied (except, in the case of the unaudited Financial Statements, for the absence of footnotes and subject to normal, recurring year-end audit adjustments, the effect of which in the aggregate would reasonably be expected to be immaterial to the Financial Statements).

(b) To the Knowledge of GP, (i) the Financial Statements (considering as a whole statements relating to the same period) do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Financial Statements not misleading with respect to the periods covered by them and (ii) the Financial Statements fairly present, in all material respects, the financial condition, results of operations and cash flows of the Company and its Subsidiaries as of, and for, the periods covered by them; provided that for purposes of this Section 4.7(b) each of the parties hereto acknowledges that the Financial Statements are not made by a stand-alone entity or on a stand-alone basis and are subject to the disclosures made in connection with this Agreement.

SECTION 4.8. Litigation. Except as set forth on Schedule 4.8, there are no actions, suits, proceedings, orders, arbitrations, investigations or claims by or before any Governmental Entity against the Company or any Subsidiary pending or, to the Knowledge of the Company, threatened, nor are there any judgments, decrees or orders against or binding upon the Company or any Subsidiary enjoining it in respect of, or which prohibit, restrict, or affect the business of the Company or any Subsidiary, as currently conducted. Except as set forth on Schedule 4.8, there are no material actions, suits, proceedings, orders, investigations or claims pending or, to the Company’s Knowledge, threatened by the Company or any Subsidiary, at law or in equity, against any third party. Except as set forth on Schedule 4.8, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the Knowledge of the Company, threatened, affecting any parcel of Real Property or any portion thereof or any interest therein.

SECTION 4.9. Compliance with Applicable Laws. Except as set forth on Schedule 4.9, Newco, the Company and the Subsidiaries have complied and are in compliance with all applicable laws, regulations, judgments, decrees, rulings, rules and orders (including, but not limited to, the Foreign Corrupt Practices Act) of all Governmental Entities having jurisdiction over Newco, the Company or any of its Subsidiaries, and neither Newco, the Company nor any of its Subsidiaries has received written or, to the Company’s Knowledge, oral notice of any such noncompliance.

SECTION 4.10. Material Contracts. The agreements, leases, instruments and commitments set forth on Schedules 4.10(a)–(l) are collectively referred to as the “Material Contracts”:

(a) Schedule 4.10(a) sets forth the agreements relating to the ten most significant customers of the Company and the Subsidiaries, taken as a whole, in terms of revenues for the period of January 1, 2002 through July 31, 2002;

(b) Schedule 4.10(b) sets forth the agreements relating to the ten most significant suppliers of raw materials, supplies, merchandise or other goods to the Company and the Subsidiaries, taken as a whole, in terms of purchases for the period of January 1, 2002 through July 31, 2002;

(c) Schedule 4.10(c) sets forth each personal property lease under which the Company or any Subsidiary is either a lessor or lessee that involves annual payments or receipts of more than $100,000 (collectively, the “Personal Property Leases”);

(d) Schedule 4.10(d) sets forth the mortgages, indentures and other agreements and instruments relating to Indebtedness to which the Company or any Subsidiary is a party or by which it or its properties are bound, other than the plans, arrangements and agreements discussed in and contemplated by the Human Resources Agreement;

(e) Schedule 4.10(e) sets forth each agreement (excluding employee benefit plans) to which the Company or any of its Subsidiaries is a party concerning a partnership, joint venture or sharing of profits;

(f) Schedule 4.10(f) sets forth each non-competition, non-solicitation, confidentiality agreement (other than as set forth on Schedule 4.10(k) below), no-hire or stand-still agreement (or other similar obligation) to which the Company or any of its Subsidiaries is a party which materially impair the Unisource Business;

(g) Schedule 4.10(g) sets forth each collective bargaining agreement to which the Company or any of its Subsidiaries is a party;

(h) In addition to the employee benefit plans identified on Schedule 4.24, Schedule 4.10(h) sets forth each other written agreement to which the Company or any of its Subsidiaries is a party concerning the employment (including the payment of severance in the event of termination or payment of any amount in connection with a change-in-control) of any employee of the Company or any of its Subsidiaries;

(i) Schedule 4.10(i) sets forth each agreement to which the Company or any of its Subsidiaries is a party under which the consequences of a default or termination or the inability of the Company to obtain the benefit of such agreement following the consummation of the transactions contemplated by this Agreement would reasonably be expected to have a Material Adverse Effect;

(j) Schedule 4.10(j) sets forth each settlement or conciliation agreement or similar agreement (except for employee benefit plans and individual employee agreements) or order or consent of a Governmental Entity to which the Company or any of its Subsidiaries is a party (x) involving performance other than the payment of money damages or (y) involving only payment of money damages in excess of $200,000;

(k) Schedule 4.10(k) sets forth each written agreement (except for accepted requests for proposals and accepted requests for quotes) (i) between each of the Company or any of its Subsidiaries on the one hand and each of its customers on the other hand and (ii) any agreement concerning the distribution of the products of any third party.

(l) Schedule 4.10(l) sets forth each other agreement to which the Company or any of its Subsidiaries is a party, the performance of which could involve consideration in excess of $200,000; and

(m) Except as noted on Schedules 4.10(a) - (l), (A) neither the Company nor the Subsidiaries is in material default under any Material Contract and, to the Knowledge of the Company, no other party to a Material Contract is in material default under any such Material Contract nor has any event occurred which with notice or lapse of time would constitute a material breach or default or permit termination or acceleration of a Material Contract (except for the lapse or termination of any Material Contract in accordance with its terms), (B) each of the Material Contracts is in full force and effect, except as set forth on Schedule 4.4 and (C) each of the Material Contracts is a valid, binding and enforceable obligation of the Company and the Subsidiaries and, to the Knowledge of the Company, of the other parties thereto. Except as set forth on Schedule 4.10(m), the Company has delivered true, correct and complete copies of each of the Material Contracts, to the Buyer including any amendments thereto.

SECTION 4.11. Personal Property and Assets. The owned and leased personal property of the Company and its Subsidiaries is in all material respects in good operating condition and repair (subject to normal wear and tear), has been maintained in accordance with standard practice and is suitable for the purposes for which it is presently used.

SECTION 4.12. Real Property. (a) Schedule 4.12(a) sets forth the address of each parcel or groups of contiguous parcels of Owned Real Property. Except as set forth on Schedule 4.12(a), none of the Company or its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. Collectively, the Owned Real Property identified in Schedule 4.12(a) and the Leased Real Property identified in Schedule 4.12(b) is the “Real Property.” None of the Company or its Subsidiaries is a party to any agreement or option to purchase any other real property or interest therein except as set forth on Schedule 4.12(a). The buildings, structures, improvements and fixtures comprising the Real Property are in all material respects in an operating condition and state of repair sufficient for the Company or its Subsidiaries to continue to conduct their business as currently conducted thereon.

(b) Schedule 4.12(b) sets forth each of the leases or subleases of the Company or any of its Subsidiaries (each a “Real Property Lease”; collectively, the “Real Property Leases”) by which the Company or any of its Subsidiaries, as lessee, leases real property, including the right to all security deposits and other amounts and instruments deposited for or on behalf of the Company or its Subsidiaries thereunder (collectively, such parcels of real property are “Leased Real Property”). Except as set forth on Schedule 4.12(b) and except for any Real Property Leases which may be terminated by a landlord pursuant to any landlord right of recapture set forth on Schedule 4.12(b) or because such landlord’s consent to the transactions contemplated hereby was not obtained, to the Knowledge of the Company, each of the Real Property Leases by which the Company, as lessee, leases the Leased Real Property is or will on the Closing Date be valid, in full force and effect, and enforceable in accordance with its terms and constitutes a legal and binding obligation of each party thereto. To the Knowledge of the Company, the Company has neither given nor received any notice of default, termination or partial termination relating to any Leased Real Property, and to the Knowledge of the Company there is no existing or continuing default by the Company or any other party in the performance or payment of any material obligation under any Real Property Lease relating to any Leased Real Property. To the Knowledge of the Company, no security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full.

SECTION 4.13. Intellectual Property. (a) Schedule 4.13 contains a complete and accurate list of all (i) patented or registered (or pending patent or other applications for registration of) Intellectual Property Rights currently owned by the Company or any Subsidiary and used in the conduct of their respective businesses as presently conducted, (ii) material licenses currently granted by the Company or its Subsidiaries to any third party with respect to any Intellectual Property Rights owned by the Company or its Subsidiaries, and (iii) material licenses and other rights currently granted by any third party to the Company or its Subsidiaries with respect to any Intellectual Property Rights.

(b) Except as set forth on Schedule 4.13, during the two years prior to the date hereof the loss or expropriation of Intellectual Property Rights owned or used by the Company or its Subsidiaries has not had a Material Adverse Effect.

(c) Except as specifically set forth on Schedule 4.8 or Schedule 4.13 and subject to Section 7.17, (i) there are no written claims made against the Company or any Subsidiary asserting the invalidity, misuse or unenforceability of any of the material Intellectual Property Rights owned or used by the Company or any Subsidiary and, to GP’s Knowledge, there are no reasonable bases for such claims, and, to GP’s Knowledge, no such claims are threatened, and (ii) there are no written claims made against the Company or any Subsidiary alleging infringement or misappropriation by the Company or any Subsidiary of Intellectual Property Rights of other Persons, and, to GP’s Knowledge, the conduct of the Company’s and its Subsidiaries’ businesses does not infringe or misappropriate any Intellectual Property Rights of other Persons.

(d) Except in connection with any agreement, contract or license relating to the provision of products, services, sales, licenses and other distributions of products or services in the ordinary course of their respective businesses, or licensing of Intellectual Property Rights, none of the Company or its Subsidiaries have agreed in writing to indemnify any third party for or against any infringement or violation of any Intellectual Property Rights by any product or service of the Company or its Subsidiaries.

(e) Except with respect to Third Party Software licensed to GP, and subject to (i) any consent, assignment or change of control provisions in agreements governing Intellectual Property Rights licensed to or made available to the Company or its Subsidiaries and (ii) Section 7.17, all material Intellectual Property Rights set forth on Schedule 4.13 shall be owned or available for use by the Company and its Subsidiaries for the purpose of conducting their respective businesses as presently conducted on significantly similar terms and conditions immediately after the Closing.

SECTION 4.14. Environmental. Except as set forth on Schedule 4.14,

(a) the Company and each of its Subsidiaries hold, have complied, and are in compliance, in all material respects, with all Environmental Permits, and otherwise have complied, and are in compliance, in all material respects, with all Environmental Laws;

(b) none of the Company or any of its Subsidiaries have received any material Environmental Claim and, to GP and the Company’s Knowledge, there is no threatened material Environmental Claim against the Company or any of its Subsidiaries;

(c) neither the Company, any of its Subsidiaries, nor any of their respective predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any Hazardous Materials, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in such manner as have given or would give rise to any material, or potentially material, liabilities (contingent or otherwise) or investigative, corrective or remedial obligations, pursuant to CERCLA or any other Environmental Laws;

(d) none of the Company or any of its Subsidiaries has entered into any consent order or other similar agreement with any Governmental Entity that imposes obligations under Environmental Laws on the Company or any of its Subsidiaries;

(e) neither the Company nor any of its Subsidiaries, nor any of their respective predecessors or Affiliates, has manufactured, sold, marketed, installed or distributed products containing asbestos and, with respect to such entities, no basis in law or fact exists to support an assertion of any such claim with respect to Asbestos Liabilities;

(f) neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to the New Jersey Industrial Site Recovery Act, the Connecticut Property Transfer Act, the Illinois Responsible Property Transfer Act or any other similar Environmental Laws;

(g) neither the Company nor any of its Subsidiaries has expressly or contractually assumed any material liability, including without limitation any obligation for corrective or remedial action, of any other Person relating to Environmental Laws; and

(h) GP or the Company has furnished or made available to the Buyer all material environmental audits, reports and other material and environmental documents relating to the Company and its Subsidiaries, or their respective predecessors and Affiliates, which are in their possession or under their reasonable control.

The representations and warranties contained in this Section 4.14 shall constitute the sole and exclusive representations and warranties made by GP with respect to Environmental Laws.

SECTION 4.15. Taxes. Except as set forth on Schedule 4.15, (i) all federal income tax returns and all other material Returns required to be filed by, or with respect to any activities of, the Company and the Subsidiaries have been timely filed (except those under valid extension) and all such Returns are correct and complete in all material respects, (ii) all material Taxes whether or not shown to be due on such Returns have been paid (unless such Taxes are being contested in good faith and in which case reserves have been adequately provided for in the Closing Balance Sheet), (iii) to the Knowledge of GP, there is no action, suit, proceeding, investigation, claim or audit now pending against, or with respect to, the Company or any Subsidiary in respect of any material Taxes or any assessments, (iv) there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiaries (excluding Permitted Liens on the Leased Real Property), (v) each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, (vi) since GP’s acquisition of the Company, no consent to the application of section 341(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to the Company or any of its assets or properties, (vii) there is no contract or agreement, plan or arrangement by the Company or any of its Subsidiaries covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company by reason of section 280G or section 404 of the Code, (viii) GP is not a “foreign person” within the meaning of section 1445 of the Code, (ix) none of the Company or any of its Subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority, (x) since GP’s acquisition of the Company, and, to the Knowledge of GP with respect to all other periods, each Affiliated Group has filed all material Returns that it was required to file for each taxable period during which any of the Company or any of its Subsidiaries was a member of the group, and all such Returns were correct and complete in all material respects and, to the Knowledge of GP with respect to all other periods; and (xi) since GP’s acquisition of the Company, and, to the Knowledge of GP with respect to all other periods, all material Taxes owed by any Affiliated Group have been paid for each taxable period during which any of the Company or any of its Subsidiaries was a member of the group.

SECTION 4.16. Undisclosed Liabilities. Except as set forth on Schedule 4.16 or as specifically contemplated in this Agreement, none of Newco, the Company or any of its Subsidiaries has any liabilities or obligations whatsoever (whether known or unknown, absolute or contingent, accrued or unaccrued) arising out of transactions entered into prior to the Closing, or any action or inaction prior to the Closing or any state of facts existing prior to the Closing, except for (i) liabilities or obligations reflected or reserved for in the Latest Balance Sheet, (ii) liabilities and obligations incurred after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice (except for liabilities or obligations resulting from breach of contract, breach of warranty, product liability, infringement, claim or lawsuit or environmental liability), (iii) liabilities and obligations incurred pursuant to the Transaction

Agreements and (iv) liabilities which individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.17. Absence of Certain Changes. Except as (i) set forth on Schedule 4.17, (ii) specifically reflected in the Latest Balance Sheet, or (iii) specifically contemplated by the Transaction Agreements, since December 29, 2001, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course and in substantially the same manner as previously conducted, none of the Company or any of its Subsidiaries has taken any of the prohibited actions described in Section 7.1 of this Agreement and (b) there has been no Material Adverse Effect.

SECTION 4.18. Accounts Receivable; Inventory. (a) All of the Company’s and its Subsidiaries’ receivables have arisen only from bona fide transactions in the ordinary course.

(b) The inventory of the Company and its Subsidiaries consists of a quality and quantity usable and salable in the ordinary and usual course of business consistent with past practice, except for items of obsolete materials of below-standard quality, all of which items have been written off or written down in the Latest Balance Sheet to fair market value in all material respects, or for which adequate reserves are provided therein. All inventories not written off have been priced at the lower of cost (on a weighted-average-basis) or market.

SECTION 4.19. Newco. Newco is a newly formed entity that has transacted no business, nor incurred or had any expenses, obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether known or not known to Newco, the Company or any of the Subsidiaries and whether due or to become due and regardless of when asserted), nor entered into any contracts or agreements, in each case other than entering into the Senior Credit Facility and the Secured Liquidity Facility, issuing the PIK Notes and entering into this Agreement and the other agreements specifically contemplated by this Agreement to which Newco will be a party.

SECTION 4.20. Brokers and Intermediaries. Neither Newco nor the Company has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof from Newco, the Company, any of its Subsidiaries or the Buyer in connection therewith or upon the consummation thereof.

SECTION 4.21. Affiliate Transactions. Except as set forth on Schedule 4.21, (i) none of Newco, the Company or any of its Subsidiaries is a party to any agreement, contract, commitment or transaction with GP or any of its Affiliates (other than the Company or any of its Subsidiaries), (ii) neither GP nor any of its Affiliates (other than the Company or any of its Subsidiaries) has any interest in any property used by the Company or any of its Subsidiaries and (iii) neither GP nor any of its Affiliates provides any services to the Company or any of its Subsidiaries other than those services set out in the Transition Services Agreement, the IT Support Services Agreement and the Human Resources Agreement.

SECTION 4.22. Suppliers. Since December 31, 2001, no material supplier of the Company or any of its Subsidiaries has indicated that it shall stop or materially decrease (or has within the previous ninety days stopped or materially decreased the rate of) supplying material products or services to the Company or any of its Subsidiaries.

SECTION 4.23. Employees. (a) Except as disclosed on Schedule 4.23, with respect to the Company and its Subsidiaries: (i) to the Knowledge of GP, none of the individuals listed on Schedule 4.23 (A) has any present intention to terminate his or her employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement between such employee and any other Person besides the Company or its Subsidiaries, as applicable, that would be material to the performance of such employee’s employment duties, or the ability of the Company and/or its Subsidiaries to conduct their business; (ii) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition; (iii) no union organizing or decertification efforts are underway or, to the Knowledge of GP, threatened; (iv) no labor strike, work stoppage, slowdown, or other material labor dispute has occurred in the past three years, and none is underway or, to the Knowledge of the Company, threatened; and (v) there is no workman’s compensation liability, experience or matter that could have a Material Adverse Effect.

(b) Except as set forth on Schedule 4.23, there are no written material personnel policies, rules or procedures applicable to employees of the Company or any of the Subsidiaries.

(c) With respect to the transactions contemplated by this Agreement, any notice required under any law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Except as disclosed on Schedule 4.23, since December 31, 2001, neither the Company nor any of its Subsidiaries has implemented any plant closing or layoff of employees that could trigger the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (jointly, the “WARN Act”). The Company and its Subsidiaries have complied and are in compliance with the WARN Act.

SECTION 4.24. Employee Benefit Plans. (a) Schedule 4.24 lists all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other employee benefit plans, programs, policies or arrangements (including deferred compensation, supplemental retirement, severance, or other similar fringe or employee benefit plans, programs or arrangements) that GP, the Company and its Subsidiaries currently sponsor for the benefit of employees and former employees of the Company and its Subsidiaries. All said plans, programs, policies, agreements or arrangements listed on Schedule 4.24 (other than any Multiemployer Plan) that are sponsored or assumed by the Company and its Subsidiaries or from which the Company or its Subsidiaries accepts a transfer of assets or liabilities shall be collectively referred to herein as the “Benefit Plans.”

(b) Each of the Benefit Plans has been maintained, funded and administered in accordance with its terms, the terms of any applicable collective bargaining agreement, and in material compliance with the applicable provisions of ERISA, the Code, and other applicable laws, rules and regulations. Each Benefit Plan that is intended to meet the requirements of a

“qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and none of GP, the Company or its Subsidiaries is aware of any facts or circumstances that could adversely affect the qualified status of any such Benefit Plan. There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of GP or the Company, threatened against any of the Benefit Plans or against the assets of any of the Benefit Plans. The Buyer has been or, upon request will be furnished true and complete copies of each of the Benefit Plans, determination letters and other documents pursuant to which the Benefit Plans are maintained or administered. Except as set forth on Schedule 4.24, there are no severance or change-in-control liabilities under any of the Benefit Plans that may be triggered as a result of the transactions contemplated herein.

(c) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each Benefit Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA), and all contributions for any period ending on or prior to the Closing Date which are not yet due have been made or will be made to each such Benefit Plan or properly accrued. All premiums or other payments for all periods ending on or before the Closing Date have been or will be paid with respect to each Benefit Plan that is an “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA).

(d) To the Knowledge of GP or the Company, none of the Benefit Plans, any trust created thereunder, nor any “party-in-interest” or “disqualified person” with respect thereto has engaged in any “prohibited transaction” or “party-in-interest transaction” as such terms are defined in Section 4975 of the Code and Section 406 of ERISA.

(e) None of the Benefit Plans or any related trust has incurred any “accumulated funding deficiency” for which an excise tax is due under Section 4971 of the Code, and no waiver of any accumulated funding deficiency under Section 412 of the Code has been requested or received by GP, the Company or the Subsidiaries with respect to the Benefit Plans. Except as set forth on Schedule 4.24, neither the Company nor any of the Subsidiaries has incurred (and none of GP, the Company and the Subsidiaries has any reason to expect that the Company or the Subsidiaries will incur) any liability to the Pension Benefit Guaranty Corporation (other than with respect to premium payments to the Pension Benefit Guaranty Corporation not yet due) under Title IV of ERISA that remains unsatisfied as of the Closing Date.

(f) Except as set forth on Schedule 4.24, neither the Company nor any of its Subsidiaries contributes to or has any liability with respect to, a Multiemployer Plan. Neither the Company nor any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of Sections 4205 and 4203 of ERISA, respectively) from a Multiemployer Plan that remains unsatisfied as of the Closing Date and to the Knowledge of GP no such liability has been asserted, and there are no events or circumstances which could result in any such partial or complete withdrawal. Neither the Company nor any ERISA Affiliate is bound by any contract or agreement or has any obligation or liability described in Section 4204 of ERISA.

(g) Each Benefit Plan which is subject to the health care continuation requirements of COBRA has been administered in material compliance with such requirements. Except as set forth on Schedule 4.24, no Benefit Plan provides medical or life or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) of the Company or any of the Subsidiaries other than as required pursuant to COBRA or applicable state law.

SECTION 4.25. Sufficiency of Assets. Except as set forth on Schedules 4.12(a) (Owned Real Property), 4.12(b) (Leased Real Property) and 4.13 (Intellectual Property), respectively, and as specifically contemplated by Sections 7.8 and 7.17 of this Agreement, the Company and/or its Subsidiaries has and will on the Closing Date (i) have good and marketable title to, or a valid leasehold interest in, all tangible personal property and intangible assets (other than Intellectual Property Rights), (ii) have good and marketable indefeasible fee simple title to each parcel of Owned Real Property, which together with the Leased Real Property constitutes all material real property and (iii) own and possess all right, title and interest to, or have the right to use, all material Intellectual Property Rights, in the case of each of clauses (i)-(iii) above, that is used or required by them in the operation of the Unisource Business, free and clear of all Liens, except Permitted Liens.

Notwithstanding anything contained in this Article IV or any other provision of this Agreement, it is the explicit intent of all of the parties hereto that GP is not making any representation or warranty whatsoever, express or implied, except those representations and warranties of GP set forth in Articles IV and V hereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING GP

GP hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Buyer as follows:

SECTION 5.1. Organization and Existence. GP is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia and has all corporate power required to consummate the transactions contemplated hereby.

SECTION 5.2. Authorization. The execution, delivery and performance by GP of each of the Transaction Agreements and the consummation by GP of the transactions contemplated therein are within GP’s corporate powers and have been duly authorized by all necessary corporate action on the part of GP. The Transaction Agreements constitute, and each other agreement executed and delivered or to be executed and delivered by GP pursuant to this Agreement will, upon such execution and delivery, constitutes, a legal, valid and binding obligation of GP enforceable against GP in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

SECTION 5.3. Consents. Except as required under the Antitrust Laws, no Consent of, or Filing with, any Governmental Entity which has not been obtained or made is required for or in connection with the execution and delivery of the Transaction Agreements by GP, and the consummation by GP of the transactions contemplated herein and therein, other than such Consents and Filings the failure of which to obtain or make which would not impair or delay the ability of GP to effect the Closing.

SECTION 5.4. Noncontravention. The execution, delivery and performance of the Transaction Agreements by GP does not, and the consummation by GP of the transactions contemplated herein and therein will not, (i) violate any provision of the certificate of incorporation or bylaws of GP, or (ii) subject to obtaining or making the Consents and/or the Filings, as the case may be, referred to in Section 5.3, violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, any mortgage, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree to which GP is a party or by which GP is bound, except in the case of clause (ii) to the extent that any such events would not impair or delay the ability of GP to effect the Closing.

SECTION 5.5. Litigation. There are no actions or suits against GP pending, or to the Knowledge of GP, threatened which seek to, and GP is not subject to any judgments, decrees or orders which, individually or in the aggregate, would, enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent GP from complying with the terms and provisions of this Agreement.

SECTION 5.6. Brokers and Intermediaries. Except as set forth on Schedule 5.6, each of which items disclosed thereon will be the sole responsibility of GP, GP has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement (except for those transactions with respect to Real Property) which would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

SECTION 5.7. The Newco Shares. Upon consummation of the Contribution at the Closing, GP will have good and valid title to the Newco Shares, free and clear of any Liens.

SECTION 5.8. Secured Liquidity Facility. At Closing, GP shall have sufficient funds on hand or immediate access to such funds through its own credit facilities to provide the aggregate principal amount of the Secured Liquidity Facility.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to GP, as of the date hereof and as of the Closing Date, as follows:

SECTION 6.1. Organization and Existence. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all organizational power required to consummate the transactions contemplated hereby.

SECTION 6.2. Authorization. The execution, delivery and performance by the Buyer of the Transaction Agreements to which it is a party and the consummation by the Buyer of the transactions contemplated therein are within the Buyer’s organizational powers and have been duly authorized by all necessary organizational action on the part of the Buyer. The Transaction Agreements to which the Buyer is a party constitute, and each other agreement or instrument executed and delivered or to be executed and delivered by the Buyer pursuant to this Agreement will, upon such execution and delivery, constitute, a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

SECTION 6.3. Consents. Except as required under the Antitrust Laws, no Consent of, or Filing with, any Governmental Entity which has not been obtained or made is required for or in connection with the execution and delivery of the Transaction Agreements to which it is a party by the Buyer, and the consummation by the Buyer of the transactions contemplated therein, other than such Consents and Filings the failure of which to obtain or make which would not impair or delay the ability of the Buyer to effect the Closing.

SECTION 6.4. Noncontravention. The execution, delivery and performance by the Buyer of the Transaction Agreements to which it is a party does not, and the consummation by the Buyer of the transactions contemplated therein will not, (i) violate any provision of the organizational documents of the Buyer, or (ii) subject to obtaining or making the Consents and/or the Filings, as the case may be, referred to in Section 6.3, violate any provision of, or result in the termination or acceleration of, or entitle any party to accelerate any obligation or indebtedness under, any mortgage, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree to which the Buyer is a party or by which the Buyer is bound, except in the case of clause (ii) to the extent that any such events would not impair or delay the ability of the Buyer to effect the Closing.

SECTION 6.5. Litigation. There are no actions or suits against the Buyer pending, or to the Knowledge of the Buyer, threatened which seek to, and the Buyer is not subject to any judgments, decrees or orders which, individually or in the aggregate, would, enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent the Buyer from complying with the terms and provisions of this Agreement.

SECTION 6.6. Brokers and Intermediaries. Except as set forth on Schedule 6.6, the Buyer has not employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement and the Stockholders Agreement which would be entitled to a broker’s, finder’s or similar fee or commission in connection therewith or upon the consummation thereof.

SECTION 6.7. Investment Intent. The Buyer is acquiring the Newco Shares for its own account for investment and without a view to, or for a resale in connection with, the distribution thereof in violation of U.S. federal or state securities laws and with no present intention of distributing or reselling any part thereof. The Buyer will not so distribute or resell any of the Newco Shares in violation of any such law.

SECTION 6.8. Financing Arrangements. (a) The Buyer has obtained a commitment letter from Bank of America, N.A. and Citicorp USA, Inc. with respect to the Senior Credit Facility, a copy of which has been provided to GP and is attached as Exhibit G hereto.

(b) The Buyer has obtained a commitment letter from Bain Capital Fund VII, L.P. with respect to the provision by Bain Capital Fund VII, L.P. to the Buyer of not less than $150,000,000 of equity capital to fund the Newco Shares Cash Consideration, a copy of which has been provided to GP and is attached as Exhibit H hereto.

ARTICLE VII

COVENANTS

SECTION 7.1. Conduct of the Business. From the date hereof until the Closing Date, except as specifically herein contemplated, GP shall cause Newco, the Company and the Subsidiaries to operate the respective businesses of Newco, the Company and the Subsidiaries in the ordinary course, and to make reasonable efforts consistent with past practices to preserve their relationships with customers, suppliers and others with whom Newco, the Company or any Subsidiary transacts business, and to maintain their assets in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted. Other than reductions in workforce specifically described on Schedule 7.1, GP shall, and shall cause the Company and each Subsidiary to, make reasonable efforts to keep available to the Buyer the opportunity to retain the services of and preserve relationships with the present employees of the Company and the Subsidiaries; provided that neither GP, the Company nor any Subsidiary shall be required to provide additional compensation or benefits to any employee in connection with such preservation requirement. GP shall, and GP shall cause the Company and the Subsidiaries to deliver to the Buyer, as soon as practicable after they become available, monthly unaudited consolidated balance sheets and statements of income and cash flows of the Company and its Subsidiaries. In addition, except as specifically contemplated by any of the Transaction Agreements, GP shall not permit Newco, the Company nor any of the Subsidiaries to do any of the following without the prior written consent of the Buyer (such consent to not be unreasonably withheld or delayed):

(i) grant to any employee of the Company or any Subsidiary any increase in compensation or benefits, except as may be required under existing agreements, benefit plans or applicable collective bargaining agreements, except for any increases in the ordinary course of business consistent with past practice or for which GP shall be solely obligated;

(ii) make any change in any method of accounting or accounting practice or policy other than as required by GAAP;

(iii) amend its constituent documents in any manner;

(iv) redeem or otherwise acquire any shares of its capital stock or issue any capital stock or any securities convertible or exercisable into or exchangeable for, capital stock;

(v) acquire all or a substantial portion of the assets or capital stock of any business or any corporation, partnership, limited liability company, association or other business organization or division thereof;

(vi) except for the Target Pre-Closing Capital Expenditures, make or incur any capital expenditure or series of related capital expenditures which, individually or in the aggregate, is in excess of $500,000;

(vii) pay, loan or advance any amount to, or sell, transfer or lease any of its assets to, or enter into any agreement or arrangement with, GP or any of its Affiliates (other than Newco, the Company and the Subsidiaries or as contemplated on Schedule 7.1(vii)) except in the ordinary course of business consistent with past practice;

(viii) adopt or amend in any material respect any benefit plan to be assumed by the Company except as required by law or any collective bargaining agreement and except for any plan or amendment with respect to which GP shall remain solely responsible;

(ix) enter into, modify, amend, terminate or permit the lapse of any lease of, operating agreement or other material agreement relating to the Leased Real Property (except modifications or amendments associated with renewals of existing leases in the ordinary course of business and except for the lapse of any lease or agreement in accordance with its terms and the termination of any Lease or agreement identified on Schedule 4.12(b) and for which neither the Company nor any of its Subsidiaries incurs any cost or expense as a result of such termination);

(x) permit any of its assets to become subjected to any Lien, other than Permitted Liens or as contemplated on Schedule 7.1(x);

(xi) sell, lease or otherwise dispose of any of its assets (other than (A) any Retained Property which is subject to a purchase and sale agreement as identified on Schedule 7.8(b), provided the proceeds of such sales shall remain with the Company or its Subsidiaries, as the case may be, and such proceeds shall have no impact on the Working Capital Amount or (B) de minimis assets or those that are obsolete or worn-out or sales of inventory in the ordinary course of business);

(xii) incur or assume any Indebtedness, except as contemplated on Schedule 7.1(xii);

(xiii) implement any employee layoffs that could trigger the WARN Act;

(xiv) enter into, terminate, permit to lapse (except for a lapse in accordance with its terms) or modify or amend any Material Contract except in the ordinary course of business;

(xv) except as set forth on Schedule 7.1(x)(v), delay or postpone the payment of any accounts payable, accelerate the collection of any accounts receivable or change its cash management policies in each case other than in the ordinary course of business;

(xvi) enter into, modify, amend, terminate or permit the lapse (except for a lapse in accordance with its terms) of any agreement or contract between the Company or any of its Subsidiaries and any Affiliate of the Company or any of its Subsidiaries (including GP or its Subsidiaries), other than the Company or any of its Subsidiaries; or

(xvii) agree to do any of the foregoing.

SECTION 7.2. Access to Information. From the date of this Agreement until the Closing Date, GP will use its commercially reasonable efforts to give and to cause Newco and the Company to give the Buyer and its authorized representatives reasonable access to the offices, properties, books, records, personnel and outside advisors of GP, Newco, the Company and all the Subsidiaries during Normal Business Hours and upon reasonable prior notice, provided that such access shall not interfere with the normal operations of GP, Newco, the Company and the Subsidiaries, and will furnish to the Buyer and its authorized representatives such financial and operating data and other information as the Buyer may reasonably request; provided, however, that GP, Newco and the Company shall not be obligated pursuant to this Section 7.2 to provide to the Buyer or its representatives any personnel or medical records of any employee of the Company to the extent restricted by law or any documents covered by the attorney-client privilege.

SECTION 7.3. Cooperation; Regulatory Filings. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of GP and the Buyer agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from any Governmental Entity and the making of all necessary Filings (if any, including Filings with any Governmental Entity) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid, an action or proceeding by any Governmental Entity, (iii) the obtaining of all necessary consents, approvals or waivers from third parties (including the items set forth on Schedule 8.1), (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purpose, of this Agreement. GP and the Buyer shall each pay equal shares of any filing fees associated with any required Filings with any Governmental Entities. In addition, GP will cause each of the Company and all of its Subsidiaries to use their commercially reasonable efforts to obtain the Real Estate Deliveries. GP and Newco shall pay equal shares of any costs associated with obtaining the Real Estate Deliveries. With respect to certain of the Leased Real Property, each of GP and the Company shall take the actions set forth on Schedule 7.3(a).

(b) Each of GP and the Buyer will, as promptly as practicable, after the execution of this Agreement, make all Filings as are required under the Antitrust Laws. Each of GP and the Buyer will promptly furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with the preparation of any Filing which is necessary under the Antitrust Laws. Prior to the Closing, each of GP and the Buyer will promptly provide the other party with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them or their representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated herein. Without limiting the generality of the foregoing, each of GP and the Buyer will promptly notify the other party of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and shall promptly (i) comply with any such inquiry or request and (ii) provide the other party with a description of the information provided to any Governmental Entity with respect to such inquiry or request. In addition, each of GP and the Buyer will keep the other party apprised of the status of any such inquiry or request.

SECTION 7.4. Post-Closing Books and Records. (a) Each of Newco and GP shall use their respective reasonable efforts to cooperate with each other, and shall cause their respective officers, employees, agents, auditors and representatives to cooperate with each other, for a period of not less than five years after the Closing Date to ensure the orderly transition of Newco from GP to the Buyer and to minimize any disruption to the respective businesses of GP, the Company, any of its Subsidiaries or Newco that might result from the transition of ownership of Newco contemplated hereby. After the Closing, upon reasonable written notice, Newco and GP shall furnish or cause to be furnished to each other and their respective employees, counsel, auditors and representatives access, during Normal Business Hours, to such information and assistance relating to Newco, the Company and all of the Subsidiaries as is reasonably necessary for financial reporting and accounting matters, the preparation and filing of any Tax Returns, reports or forms or the defense of any Tax claim or assessment. Newco and GP shall reimburse the other party for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 7.4(a). Neither GP nor Newco or the Company or any of its Subsidiaries shall be required by this Section 7.4(a) to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

(b) GP acknowledges that Newco or the Company may in the future file a registration statement with the Securities and Exchange Commission, which such registration statement will require the inclusion of financial statements prepared in accordance with

Regulation S-X of the Securities Act of 1933, as amended. Accordingly, GP agrees to furnish to Newco or the Company any information or documents necessary for completion of such financial statements as required by law or the regulations of the Securities and Exchange Commission and GP agrees to execute any necessary management representation letters to permit Newco or the Company’s independent accountants to issue unqualified reports with respect to such financial statements and agrees to use its reasonable efforts to cause its independent accountants to give any necessary consents to use such financial statements. In addition, GP shall provide the certification with respect to such financial statements as is set forth in Section 4.7(b).

(c) On the Closing Date, or as soon thereafter as practicable, GP shall deliver or cause to be delivered to Newco copies of all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium (collectively, “Records”), if any, as Newco may reasonably request, in the possession of GP relating to the business and operations of Newco, the Company or any Subsidiaries, subject to the following exceptions:

(i) Newco recognizes that certain Records may relate primarily to subsidiaries or divisions of GP other than Newco or the Company and the Subsidiaries and that GP may retain such Records and shall provide copies of the relevant portions thereof to the Buyer;

(ii) GP may retain all Records prepared in connection with the sale of Company Share or Newco Shares, including bids received from other parties and analyses relating to Newco, the Company or the Subsidiaries;

(iii) GP may retain any Tax Returns, reports or forms, and the Buyer shall be provided with copies of such Returns, reports or forms only to the extent that they relate to separate Returns or separate Tax liability of Newco, the Company or any Subsidiary; and

(iv) GP may retain copies of any Records GP deems in its reasonable discretion necessary or advisable to retain in order to fully perform its obligations under each of the Human Resources Agreement, IT Support Services Agreement and Transition Services Agreement.

In the event that GP elects to retain or provide the Buyer with copies of any Records or Tax Returns pursuant to this Section 7.4(c), GP shall do so at its own cost and expense.

(d) Newco shall preserve and keep the Records of Newco and the Company acquired by the Buyer pursuant to this Agreement or held by Newco, the Company or any Subsidiary at or after the Closing for a period of seven years from the Closing Date, or for any longer periods required by any Governmental Entity or ongoing litigation, and Newco, the Company and all of the Subsidiaries shall make such Records available to GP (at GP’s own cost and expense) as may be reasonably required by GP for any purpose, including for purposes of determining any liability or obligation under this Agreement. If Newco wishes to destroy such Records after that time, it shall give ninety days’ prior written notice to GP and GP shall have the right, at its option and expense, upon written notice given to Newco within that ninety-day period, to take possession of the Records within 120 days after the date of GP’s notice to Newco. GP shall preserve and keep the Records of Newco and the Company retained by GP pursuant to this Agreement or held by GP at or after the Closing for a period of seven years from the Closing Date, or for any longer periods required by any governmental agency or ongoing litigation, and GP shall make such Records available to Newco (at Newco’s own cost and expense) as may be reasonably required by Newco for any purpose, including for purposes of determining any liability or obligation under this Agreement. If GP wishes to destroy such Records after that time, it shall give ninety days’ prior written notice to Newco and Newco shall have the right, at its option and expense, upon written notice given to GP within that ninety-day period, to take possession of the Records within 120 days after the date of Newco’s notice to the GP.

(e) If for any reason whatsoever the transactions contemplated by this Agreement are not consummated, the Buyer shall, upon written notice to do so from GP, promptly return to GP all Records furnished by GP, Newco, the Company, any Subsidiary or any of their respective agents, employees or representatives (including all copies, if any, thereof) and shall not use or disclose the information contained in such Records for any purpose or make such information available to any other entity or Person to the extent required by, and in accordance with, the provisions of the letter dated December 19, 2001, between GP and Bain Capital NY, LLC. If the transactions contemplated by this Agreement are consummated, GP shall not use or disclose any information in its possession concerning Newco, the Company or any of the Subsidiaries for any purpose or make such information available to any other entity or Person, except as is expressly contemplated by the Transaction Agreements or as required by law (in which case GP shall provide Newco with prior notice of such requirement).

SECTION 7.5. Expenses. Whether or not the Closing takes place, all costs and expenses incurred by GP, Newco or the Company in connection with this Agreement and the transactions contemplated hereby, except as otherwise provided herein, shall be paid by GP, or incurred by the Buyer shall be paid by the Buyer; provided that if the transactions contemplated by this Agreement are consummated, Newco shall cause the costs and expenses of (i) counsel for the managers of the Company, (ii) the Buyer and (iii) Bain Capital Partners LLC and its Affiliates and advisors (the “Transaction Fees”) to be paid by the Company; provided, further that the Transaction Fees paid by the Company pursuant to the foregoing proviso shall not exceed $45,000,000 and that a list of such Transaction Fees shall be provided by the Buyer to GP after the Closing upon the request of GP; and provided further that the Company shall pay the cost of the audit described in Section 2.3(a) relating to the completion of the Preliminary Adjustment Report (but not including any subsequent dispute thereunder).

SECTION 7.6. Intercompany Accounts. Except as set forth on Schedule 7.6, GP shall, on or prior to the Closing Date, pay, settle or cancel all Intercompany Accounts, (i) by offsetting such liabilities or payables owing by the Company and the Subsidiaries, on the one hand, and any of GP or its other Affiliates, on the other hand, against each other, (ii) by capitalizing such liabilities or payables, (iii) by means of a capital contribution by GP to the Company or (iv) through the dividend of intercompany receivables to GP or its other Affiliates whether or not in the ordinary course of business. Except as set forth on Schedule 2.3(c), no adjustment shall be made to the Base Contribution Cash Consideration as a result of any such payment, cancellation or settlement.

SECTION 7.7. Use of GP Trademarks. It is expressly agreed that Newco is not acquiring any right, title or interest in the trademarks, service marks, logos, trade names or Internet addresses of GP or its Affiliates or in any trademark, service mark logo, trade name, or Internet address incorporating the words “Georgia-Pacific”, “G-P”, “GP”, “a Georgia-Pacific company”, or the GP corporate logo, or any part, variation or derivative thereof (collectively, “GP Trademarks”). As promptly as practicable, but in no event later than 270 days following the Closing Date, Newco shall remove, strike over or otherwise obliterate all GP Trademarks from all materials constituting its and the Company’s and its Subsidiaries properties and assets, including any facility signs, equipment, vehicles, Internet sites, business cards, schedules, stationery, displays, signs, promotional materials, manuals, forms and other materials, if such materials are routinely visible to, or distributed or made available or proposed to be distributed or made available to, third parties or the public; provided that (i) Newco shall and shall cause the Company and each Subsidiary to cease using invoices, stationery and business cards containing GP Trademarks no later than 270 days after the Closing Date and (ii) nothing herein contained shall require or be construed to require Newco, the Company or any Subsidiary to cause customers of Newco, the Company and the Subsidiaries to take any action with respect to property of Newco, the Company or any Subsidiary in the possession of any such customers. Newco shall not, and shall cause the Company, the Subsidiaries or any of their Affiliates not to, make any direct or indirect use of GP Trademarks from and after the expiration of 270 days after the Closing Date. Newco shall not, and shall cause the Company and the Subsidiaries or any of their Affiliates not to, after the expiration of 270 days after the Closing Date, make any reference to GP or its subsidiaries in any of the Buyer’s, Newco’s, the Company’s, the Subsidiaries’ or any of their Affiliates’ respective advertisements, promotional materials, Internet addresses, information telephone numbers or any other contact information.

SECTION 7.8. Lease Transaction. (a) Prior to the Closing, GP agrees to cause the Company to transfer (the “Real Estate Transfer”) fee simple title (with no warranty of title) to the parcels of real estate set forth on Schedule 7.8(a) (the “Sale-Leaseback Property”) owned as of the date hereof by the Company to GP or one or more of its Affiliates. Buyer shall have the right to remove one or more properties from Schedule 7.8(a), provided the Buyer replaces such properties with one or more Retained Properties and the aggregate appraised value of replacement properties equals or exceeds the aggregate appraised value of the removed properties.

(b) Each of GP and the Company agrees to use its respective commercially reasonable efforts to consummate a sale-leaseback transaction between GP and a third-party purchaser, pertaining to the Sale-Leaseback Property, it being understood that unless the parties otherwise mutually agree, the Buyer will in consultation with GP manage the process of negotiating with such third party purchaser. In connection with such sale-leaseback transaction, GP will enter into sublease agreements with the Company or its Subsidiaries providing for the occupation of the Sale-Leaseback Property, by the Company or its Subsidiaries at a market rent not to collectively exceed $15,000,000 per year, with an initial term of twenty years with market extensions, and on terms and in a form reasonably acceptable to the parties, including market escalators, and conveying to the Buyer no fewer rights with respect to such properties than GP has under such lease. If such sale-leaseback and sublease transactions are not consummated prior to the Closing after such commercially reasonable efforts, then GP shall lease the Sale-Leaseback Property to the Company on and after the Closing Date pursuant to lease agreements between GP and the Company at a market rent not to collectively exceed $15,000,000 per year, with an initial term of twenty years with market extensions, and on terms and in a form reasonably acceptable to the parties, including market escalators, and conveying to the Buyer no fewer rights with respect to such properties than GP has under such lease. GP shall pay any and all costs, fees, expenses (including advisory (other than Bain), broker and attorneys’ fees) and Taxes (including transfer taxes) incurred in connection with the transactions contemplated in this Section 7.8 (collectively, the “Lease Transaction Costs”). (Each of the transactions described in this paragraph (b) is a “Lease Transaction”.)

SECTION 7.9. Company Obligations. Except as otherwise contemplated by this Agreement or the Reorganization, each of GP and Newco agrees to use its commercially reasonable efforts (not including the modification of any terms of any agreement to which Newco, the Company or any Subsidiary may be bound) prior to the Closing Date, and on or after the Closing Date, Newco shall use its commercially reasonable efforts to cause GP and, to the extent applicable, each Affiliate of GP (other than Newco, the Company or any Subsidiary) to be absolutely and unconditionally relieved on or prior to the Closing Date of any liability or obligation, direct or indirect, primary or secondary, for the payment of money or otherwise, including purchase or indemnification obligations, guarantees or performance bonds in respect of any outstanding indebtedness, but only if set forth on Schedule 7.9, (collectively, the “GP Guarantees”). Newco, the Company or any Subsidiary, shall indemnify GP and such Affiliates of GP against any loss, liability, claim, damage or expense (including reasonable attorneys’ fees) of any kind whatsoever with respect to the GP Guarantees. Newco agrees to continue to use its commercially reasonable efforts after the Closing Date to relieve GP or any such Affiliate of any of the GP Guarantees.

SECTION 7.10. No Shop. Other than with respect to the Sale-Leaseback Property, until the earlier of the Closing Date and the date upon which this Agreement is terminated pursuant to Article X hereof, GP shall not, and shall cause each of its Affiliates, directors, officers, employees, representatives and agents not to, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or encourage, or provide any information to: (i) any corporation, partnership or other person, entity or group (other than the Buyer) concerning any sale of stock by the stockholders of, or any merger, recapitalization, spin-off (other than as part of the Separation) or sale of securities or substantial assets of, or any similar transaction or alternative to the transactions contemplated by this Agreement or (ii) any financing by, or encumbrance of any substantial assets of, the Company or any of its Subsidiaries.

SECTION 7.11. Tax Matters. (a) GP shall indemnify the Company, each Subsidiary, Newco, and Buyer and hold them harmless from and against, without duplication, any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of Newco, the Company and each Subsidiary for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of any Affiliated Group of which the Company or any Subsidiary (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of Subsidiary as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of clauses (i), (ii) and (iii) above, GP shall be liable only to the extent that the total of such Taxes are in excess of the total amount reserved for such Taxes (including accrued Taxes and any Tax contingency reserve) on the Closing Balance Sheet and taken into account in computing the Adjusted Contribution Cash Consideration. GP shall reimburse the Company for any Taxes of the Company or any Subsidiary which are the responsibility of GP pursuant to this Section 7.11(a) within five business days before payment of such Taxes by the Company or any Subsidiary, as the case may be, so long as GP has received notice of such payment at least twenty business days prior to such payment. Any Tax refunds that are received by the Company, any of its Subsidiaries or Newco, and any amounts credited or offset against Taxes of the Company, its Subsidiaries or Newco which are actually realized by such parties, that in each case relate to Pre-Closing Tax Periods of the Company or any of its Subsidiaries shall be for the account of GP, and Newco or the Company shall pay over to GP any such refund or the amount of any such credit or offset within thirty days after receipt or actual realization thereto except to the extent accrued on the Closing Balance Sheet and taken into account in computing the Adjusted Contribution Cash Consideration (it being understood that tax assets shall only be included in the Closing Balance Sheet to the extent the benefit of such asset is available to the Company and its Subsidiaries as opposed to GP). In addition, to the extent that a claim for refund or a proceeding results in a payment, credit or offset against Taxes by a taxing authority to the Company, any of its Subsidiaries or Newco of any amount accrued as a liability on the Closing Balance Sheet and taken into account in computing the Adjusted Contribution Cash Consideration, Newco or the Company shall pay such amount to GP within thirty days after receipt or actual realization thereto.

(b) In the case of any Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company or any Subsidiary for the Pre-Closing Tax Period and any withholding Taxes related to an amounts paid to any employee, independent contractor, auditor, stockholder or other third party during the Pre Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the Taxable period of any partnership or other pass-through entity in which the Company or any Subsidiary holds a beneficial interest shall be deemed to terminate at such time). The amount of other Taxes of the Company and any Subsidiary for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c) GP shall include the income of the Company and each Subsidiary which is a member of the Affiliated Group (including any deferred items triggered into income by Reg. § 1.1502-13 and any excess loss account taken into income under Reg. § 1.1502-19) on GP’s consolidated federal income Returns (and any combined or unitary Returns under comparable provisions of state, local or foreign law) for all periods through the Closing Date and pay any Taxes attributable to such income. For all taxable periods ending on or before the Closing Date, GP shall cause the Company and each Subsidiary which is a member of the Affiliated Group at such time to join in GP’s consolidated federal income Return (and any combined or unitary Returns under comparable provisions of state, local or foreign law) and, in jurisdictions requiring separate reporting from GP and with respect to any other Subsidiary, to file separate company Returns where appropriate.

(d) GP shall prepare or cause to be prepared and file or cause to be filed all Returns for the Company and its Subsidiaries for all Pre-Closing Tax Periods; provided that any positions taken on such Returns and any elections made on such Returns do not have an adverse impact in any material respect on the Company, any of its Subsidiaries, or Newco for any Taxable period ending after the Closing Date. The Company and each Subsidiary shall furnish information to GP as reasonably requested by GP to allow GP to satisfy its obligations under this section.

(e) Newco shall cause the Company to, and GP shall, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 7.12 and any audit, appeal, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, appeal, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Newco shall cause the Company and each Subsidiary to, and GP shall, agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and any Subsidiary relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Newco or GP, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Newco or GP, as the case may be, shall allow the other Party to take possession of such books and records.

(f) Buyer and GP further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(g) GP shall have the right to control, contest and represent the interests of the Company and its Subsidiaries in any audit, appeal, litigation or other proceeding relating to Taxes for all Pre-Closing Tax Periods. GP shall not settle any audit in a manner which would have an adverse impact in any material respect on the Company or any Subsidiary for any Taxable period ending after the Closing Date without the prior written consent of the Buyer, which consent shall not unreasonably be withheld. GP shall notify Newco and the Company upon the commencement of, prior to the settlement of, and upon any material event (as determined by GP in good faith) with respect to, any such audit, appeal, litigation, or other pleading.

(h) GP shall not elect to retain any net operating loss carryovers or capital loss carryovers of the Company or any Subsidiary.

(i) Newco shall not make any election under Section 338(g) of the Code with respect to any of the Subsidiaries without the prior written consent of GP, which shall not be unreasonably withheld.

(j) GP shall deliver to the Buyer at the Closing a certificate complying with the Code and Treasury Regulations, in form and substance satisfactory to the Buyer, duly executed and acknowledged, certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

(k) GP shall cause the provisions of any Tax sharing agreement between GP or any of its Affiliates, on the one hand, and Newco, the Company or any Subsidiary on the other hand, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such tax sharing agreement.

(l) Newco agrees that it shall not, and shall not cause or permit Newco, the Company or any Subsidiary to carry back to any taxable period ending on or prior to the Closing Date any net operating loss, loss from operations or other Tax attribute, and further agrees that GP has no obligation under this Agreement to return or remit any Refund or other Tax benefit attributable to a breach by the Buyer of the foregoing undertaking.

SECTION 7.12. Transfer Taxes. Except as specifically contemplated in Section 7.8 hereof, all transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated herein shall be paid equally by GP and Newco, and GP and Newco shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax laws.

SECTION 7.13. Reorganization. Each of GP, Newco and the Company shall use its respective reasonable best efforts to consummate the transactions contemplated by the Reorganization on or prior to the Closing Date.

SECTION 7.14. Secured Liquidity Facility. On the Closing Date, each of GP and the Company shall execute the Secured Liquidity Facility substantially in the form of Exhibit C hereto pursuant to which GP shall agree to loan certain funds to the Company, for the period and on the terms and conditions specified therein.

SECTION 7.15. Reserved.

SECTION 7.16. Non-Compete; Non-Solicit. (a) Subject to clause (b) below, for a period from the Closing Date until the fifth anniversary of the Closing Date (the “Noncompete Period”), GP and its Affiliates (which, for all purposes of this Section 7.16, shall not include Newco and its Subsidiaries) shall not engage in the resale of purchased products (“Distribution”) for any of the following products or product lines: (i) printing, repographics, or writing paper, or business forms (“Paper Products”), (ii) paper tissue, toilet paper, paper towels, and paper napkins (in each case excluding dispensers of such products), plates, utensils and cups for the commercial or away-from-home markets (“Tissue Products”), (iii) corrugated boxes and other packaging containers (“Boxes Products”), (iv) packing “peanuts” and other filler media, shrink wrap, stretch wrap, pallet covering materials, tape, or other packaging materials, and related packaging equipment and systems (“Packaging Products”) provided however Packaging Products shall not include Boxes Products and Packaging Products provided to customers as part of arrangements with customers that has as its primary purpose sale of Boxes Products, or (v) cleaning and sanitation facilities supplies (other than Tissue Products), other than the hand soap and air freshener products currently Distributed by GP (“Facilities Supplies Products” and, collectively with the foregoing, the “Products”), in each case other than:

(i) goods purchased by GP or its Affiliates that are converted (which shall include physical conversion, assembly or manufacturing, but not mere packaging or labeling) by GP or its Affiliates into other goods (i.e., finished products) for resale, other than envelopes, packing “peanuts” or any other products currently converted by the Company and its Subsidiaries;

(ii) goods purchased by GP or its Affiliates and resold under any trademark or trade name owned by GP or its Affiliates, or licensed to GP or its Affiliates for Products manufactured by GP or its Affiliates, including without limitation sale of any Paper Products bearing the Xerox name (other than as set forth in paragraph (b) below);

(iii) goods acquired by GP or its Affiliates through reciprocal swap arrangements and resold after conversion or manufacturing or assembly consistent with subclause (i) or resold pursuant to subclause (ii);

(iv) goods acquired by GP or its Affiliates as a substitute for goods which GP is temporarily unable to manufacture for itself because of a shortage in supply, unavailability of transportation, labor disturbance or other causes beyond GP’s control, in each case in the ordinary course of business consistent with past practice;

(v) goods purchased from third parties and resold by GP or its Affiliates to, any customer that sells primarily to end-user consumers in the retail channel (“Retail Customer”) for resale by such Retail Customer under such Retail Customer’s branded, private label, or a distributor who resells such goods under its own private brand names;

(vi) goods obtained by GP or its Affiliates from another company at the express direction of a Retail Customer, which has authorized GP or its Affiliates to act as “category captain” or similar designation, and resold to such Retail Customer;

(vii) goods sold to any Retail Customer with annual purchases of Products greater than $50,000,000, pursuant to an arrangement whereby GP acts as agent for a third party;

(viii) sales of Tissue Products (and complementary products necessary to provide a full line product offering) to any distributor or re-distributor; or

(ix) sales of plates, utensils and cups manufactured by GP or its Affiliates that utilize shrink or stretch wrap or other film coverings; or

(x) sales of Products that would otherwise violate this paragraph (a) which do not together with all other sales pursuant to this clause (x) exceed $500,000,000 in the aggregate (with, in the case of commission or similar sales, revenue from such sale measured on the basis of the value of the Products sold to customers, rather than the amount of commissions).

(b) Notwithstanding the foregoing, subject to paragraph (c) below, during the Noncompete Period, GP and its Affiliates shall not sell any Xerox branded Paper Products directly or indirectly to OfficeMax stores, other than through the Company.

(c) Notwithstanding anything in clause (a) to the contrary, GP and its Affiliates shall not be prohibited from acquiring another Person, so long as (i) such Person’s revenue from any of the activities prohibited under clause (a) (determined in the case of commission or similar sales, revenue from such sale measured on the basis of the value of the Products sold to customers, rather than the amount of commissions) (“Competitive Revenue”) in the fiscal year immediately preceding such acquisition is less than ten percent of such Person’s annual revenue in such fiscal year, and (ii) the annual Competitive Revenue of such Person, together with all other Persons acquired pursuant to this paragraph (c), does not exceed $500,000,000; provided, however, that if at any time (whether as a result of an acquisition or otherwise) the aggregate annual Competitive Revenue of all Persons acquired pursuant to this paragraph (c) exceeds $500,000,000 (the “Competition Trigger”), GP shall within one year from the date of meeting such Competition Trigger divest portions of its and its Affiliates’ business sufficient to cause the Competitive Revenue of all Persons acquired pursuant to this paragraph (c) to be less than $500,000,000; and provided further that (i) within forty-five days after GP’s meeting of the Competition Trigger, GP will offer to sell the portion(s) of the business to be so divested to the Company for a price specified by GP, (ii) the Company will have thirty days from receipt of such offer to accept it (and, if the Company elects to accept such offer, the Company will be required to use commercially reasonable efforts to close such purchase within the 180 day period referenced in the preceding proviso); and (iii) if the Company declines to purchase the offered business, GP may sell the same to a third party within 180 days after receipt of a notice in writing from the Company setting forth such decision not to purchase for a price not less than ninety percent of the price specified by GP therefore pursuant to clause (i) or, if GP cannot find a buyer at such price, at any lower price (provided that GP has offered the same to the Company at such lower price, which offer the Company must accept within thirty days of receipt of notice thereof or the Company will be deemed to have declined).

(d) Prior to the Closing, the parties will negotiate and enter into an agreement, pursuant to which the Company will act as exclusive agent for GP in the sale and Distribution of rollsource products, with a term of not less than three years, a sales agency fee of not less than 1.67%, and such other terms and conditions as are reasonably acceptable to GP and the Company.

(e) From and after the date hereof, GP will use commercially reasonable efforts to encourage its production facilities to purchase Facilities Supplies Products from the

Company and its Subsidiaries; provided, such supplies are made available and offered at prices and terms competitive with other like suppliers.

(f) The geographic territory covered by this Section 7.16 shall be North America.

(g) Each of GP and Newco agrees for itself and each of its subsidiaries, that, except as otherwise provided in the Human Resources Agreement, until the third anniversary of the Closing Date, without the prior written consent of the other party, it will not, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of such other party), any employee of at least Grade 28 (or the equivalent) employed by the other party or any subsidiary of the other party at anytime during the six months then preceding; provided, however, that the foregoing provision will not prevent any party from hiring any such person whose employment was terminated by GP or its Subsidiaries, Newco, the Company or any Subsidiary without cause.

SECTION 7.17. GP Software License. (a) On the Closing Date, GP will grant to Newco and the Company a perpetual, fully paid-up, non-exclusive, worldwide license (the “GP License”) to use, modify and create derivative works from all GP-owned software set forth on Schedule 7.17(a), to the extent such software is used in the conduct of the Company’s and its Subsidiaries’ businesses on the Closing Date, excluding any improvements, modifications or acquisitions thereafter (the “GP Software”).

(b) The License shall permit use of the GP Software by each of Newco and the Company and its Subsidiaries. The GP Software may not be disclosed, distributed, sold, licensed, leased, sublicensed, traded, encumbered, or otherwise provided to or accessed by any other Person, or used for the benefit, either direct or indirect, of any other Person.

(b) Newco acknowledges and agrees, and on behalf of the Company following the Closing acknowledges and agrees, that all GP Software is a trade secret, and shall be protected by each of Newco and the Company as such.

(d) NEWCO, THE COMPANY AND THE BUYER ACKNOWLEDGE AND AGREE THAT THE GP SOFTWARE AND THIRD PARTY SOFTWARE ARE LICENSED OR OTHERWISE PROVIDED TO THE COMPANY “AS IS” AND “WHERE IS” WITH NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OWNERSHIP, PERFORMANCE AND NON-INFRINGEMENT.

(e) Newco agrees, and agrees to cause the Company, to comply with any and all applicable laws, rules and regulations concerning the import or export of technology and software (including encryption) as they apply to the GP Software.

(f) Newco and the Company shall indemnify, defend at their expense and hold harmless GP and its affiliates and their respective directors, officers, employees and agents against any and all claims, actions, suits, proceedings, losses, liabilities, awards, judgments, damages, costs and expenses (including reasonable attorneys’ fees and costs of suit) relating to the breach of any provisions of the GP License by any of Newco, the Company or any of its Subsidiaries.

(g) With respect to the Third Party Software set forth on Schedule 7.17(g)(i) (the “Critical Software”), GP agrees to use its com0pmercially reasonable efforts to obtain on behalf of the Company and its Subsidiaries at GP’s expense (up to a maximum amount of $8,500,000, including the cost of up to an eighteen-month extension of GP’s SAP software license) the right to use such Critical Software (by license assignment, modification or otherwise, at GP’s sole discretion), so as to allow the Company and its Subsidiaries to continue using such Critical Software as it is used in the conduct their respective businesses as of the Closing Date. The Company acknowledges and agrees (A) that it will be solely responsible for any cost associated with or obtaining the right to use the Critical Software in excess of $8,500,000 and (B) that GP will not be liable for the cost of any software or hardware maintenance agreement entered into by the Company or by another party on its behalf in connection with the Critical Software. With respect to the Third Party Software set forth on Schedule 7.17(g)(ii) (the “Optional Software”), each of GP and Newco agrees that if either of them determines that it would be in its respective best interest for the Company to obtain the right to use any of the Optional Software (by license assignment, modification or otherwise, at GP’s sole discretion), so as to allow the Company and its Subsidiaries to continue using any such Optional Software in the conduct of its business as of the Closing Date, GP agrees to use its commercially reasonable efforts to obtain on behalf of the Company such Optional Software. Any costs associated with obtaining the Optional Software (up to a maximum amount of $2,000,000) as set forth in the preceding sentence shall be paid equally by GP and the Company. GP understands and agrees that it will be solely responsible for any costs of obtaining the right to use the Optional Software in excess of $2,000,000; provided, that the parties agree that GP shall not be liable for the cost of any software maintenance agreement entered into by the Company or by another party on the Company’s behalf in connection with the Optional Software. The acquisition by any of GP, Newco or the Company of such Third Party Software for the benefit of the Company in accordance with this Section 7.17(g) is, collectively, the “Software Separation”.

(h) Newco and the Buyer acknowledge that GP’s efforts to effect the Software Separation (collectively, the “Negotiations”) will take significant time and effort, depend on a number of factors outside of the control of GP, and will not be completed prior to or immediately after the Closing. GP agrees to use commercially reasonable efforts to begin the Negotiations at or immediately after the Closing, and to perform them in a diligent manner consistent with the way GP would conduct such Negotiations for itself; provided that (i) GP is not obligated to, but may, hire additional personnel to assist with the Negotiations and (ii) Newco, the Company and the Buyer shall provide reasonable and timely cooperation to GP (e.g., by purchasing new or extended maintenance agreements, which would be at Newco’s expense, to reduce software license fees). Newco and the Buyer shall provide all reasonable information to GP to assist GP in the Negotiations. Newco and the Buyer may at their discretion participate solely in an advisory capacity in the Negotiations (each at its own expense).

(i) GP agrees that, with respect to any breach of a Third Party Software agreement relating to the consummation of the transactions contemplated by this Agreement (including, without limitation, by the violation of one or more consent, assignment and/or change of control provisions) that results in any additional costs or expenses to the Company or any

Subsidiary (a “Default Cost”), such Default Cost will be allocated among GP, Newco and the Company in accordance with the allocation provisions set forth in Section 7.17(g) above if such default is remedied in connection with obtaining the consents for the Critical Software or the Optional Software. If such default is not cured in such manner, then such Default Cost shall be paid to GP.

(j) In connection with the Software Separation, Newco will cause the Company to enter into new agreements or consent to license assignments or modifications to existing Third Party Software agreements (“New Software Arrangements”) to the extent that such New Software Arrangements contain terms and provisions substantially identical to the existing Third Party Software agreements. Any New Software Arrangements that do not contain terms and provisions that are substantially identical to existing Third Party Software agreements will be required to be in a form reasonably acceptable to Newco.

SECTION 7.18. Management Agreement. Not less than five days prior to the Closing Date, the Buyer agrees to provide to GP a copy of the management agreement entered into between the Buyer and the Company. The Buyer further agrees to provide any amendments, waivers or modifications to such agreement to GP within three days of the effectiveness of any such amendments, waivers or modifications.

SECTION 7.19. Restated Newco Charter. On or prior to the Closing Date, GP shall cause Newco to adopt the Restated Charter.

SECTION 7.20. Mutual Release. Except as set forth in Article IX hereof, effective upon the Closing Date, each of GP, Newco, the Company and the Subsidiaries and their respective Affiliates hereby irrevocably waives, releases and discharges forever each other party from any and all liabilities and obligations to, and agreements with, any other party (or any of their respective affiliates) of any kind or nature whatsoever (excluding obligations arising under any of the Transaction Agreements and any instrument, certificate or agreement executed pursuant thereto), including, without limitation, in respect of rights of contribution or indemnification, in each case whether absolute or contingent, liquidated or unliquidated and whether arising hereunder or under any other agreement or understanding or otherwise at law or equity, and each party hereby covenants and agrees that it will not seek to recover any amounts in connection therewith or thereunder from any other party.

SECTION 7.21. Lemelson IP Rights. GP and Newco agree to enter into a sublicense or similar agreement with respect to Lemelson intellectual property rights to the extent permitted under that certain intellectual property rights agreement by and between GP and the Lemelson Medical, Education Research Foundation LLP.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.1. Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the Closing is subject to the satisfaction (or waiver by the Buyer) on and as of the Closing Date of each of the following conditions:

(a) (i) Each of GP, Newco and the Company shall have performed and satisfied in all material respects each of its agreements and obligations set forth in this Agreement required to be performed and satisfied by each of them on or prior to the Closing Date; (ii) the representations and warranties of GP contained in this Agreement that (A) are not qualified by materiality, Material Adverse Effect or dollar thresholds shall be true and correct in all material respects as of the Closing Date, as if made at and as of such date and (B) are qualified by materiality, Material Adverse Effect or dollar thresholds shall be true and correct in all respects as of the Closing Date, as if made at and as of such date, except in each case of (A) and (B) that those representations and warranties which are made as of a specific date or only with respect to a specific period of time shall be true and correct in all material respects or true and correct in all respects, as applicable, only as of such date or with respect to such time period; and (iii) the Buyer shall have received a certificate signed by an authorized officer of each of GP, Newco and the Company to the foregoing effect.

(b) The waiting period applicable to the purchase and sale of the Newco Shares under the Antitrust Laws shall have been terminated or shall have expired and all Consents and third party consents set forth on Schedule 8.1(b) shall have been obtained or made.

(c) No temporary restraining order, preliminary or permanent injunction, cease and desist order or other legal restraint or prohibition preventing the purchase and sale contemplated hereby or the consummation of the transactions to be effected by the Buyer at the Closing shall be in effect, and no actions, suits, proceedings, orders, investigations or claims seeking to prevent the purchase and sale contemplated hereby or the consummation of the transactions to be effected by the Buyer shall be pending or threatened in writing.

(d) The Company shall have entered into the Senior Credit Facility, shall have drawn the amounts necessary to fund the Closing Contribution Cash Consideration and the payment of the fees and expenses pursuant to Section 7.5, and the Closing Contribution Cash Consideration shall have been distributed to GP.

(e) The transactions contemplated by the Reorganization shall have been consummated.

(f) There shall have occurred no Material Adverse Change since December 29, 2001 except to the extent (i) set forth on Schedule 4.17, (ii) specifically reflected on the Latest Balance Sheet, or (iii) specifically contemplated by this Agreement.

(g) The Buyer shall have received those items to be delivered to it pursuant to Article III of this Agreement.

(h) Newco shall have adopted the Restated Charter.

(i) The Stockholders Agreement shall have been executed and delivered by each of GP, Newco and the Buyer.

(j) The Registration Agreement shall have been executed and delivered by each of GP, Newco and the Buyer.

(k) The Transition Services Agreement shall have been executed and delivered by each of GP and the Company.

(l) The Secured Liquidity Facility shall have been executed and delivered by each of GP and the Company.

(m) The Human Resources Agreement shall have been executed and delivered by each of GP, Newco and the Company.

(n) The IT Support Services Agreement shall have been executed and delivered by each of GP and the Company.

(o) The Buyer shall have received the Real Estate Deliveries.

SECTION 8.2. Conditions to Obligation of GP and Newco. The obligations of GP and Newco to consummate the Closing are subject to the reasonable satisfaction (or waiver by GP) of each of the following conditions:

(a) (i) The Buyer shall have performed and satisfied in all material respects each of its agreements and obligations set forth in this Agreement required to be performed and satisfied by it on or prior to the Closing Date; (ii) the representations and warranties of the Buyer contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and as of the Closing Date, as if made at and as of each such date, except those representations and warranties which are made as of a specific date or only with respect to a specific period of time shall be true and correct in all material respects only as of such date or with respect to such time period; and (iii) GP shall have received a certificate signed by an authorized officer of the Buyer to the foregoing effect.

(b) The waiting period applicable to the purchase and sale of the Newco Shares under the Antitrust Laws shall have been terminated or shall have expired and all material Consents of and Filings with any Governmental Entity which are required for or in connection with the execution and delivery by GP of this Agreement necessary for the consummation of the transactions by GP contemplated by this Agreement shall have been obtained or made.

(c) No temporary restraining order, preliminary or permanent injunction, cease and desist order or other legal restraint or prohibition preventing the purchase and sale contemplated hereby or the consummation of the transactions to be effected by GP at the Closing shall be in effect, and no actions, suits, proceedings, orders, investigations or claims seeking to prevent the purchase and sale contemplated hereby or the consummation of the transactions to be effected by the Buyer shall be pending or threatened in writing.

(d) The Company shall have entered into the Senior Credit Facility and drawn the amounts necessary to fund the Closing Contribution Cash Consideration and the payment of the fees and expenses pursuant to Section 7.5, and the Closing Contribution Cash Consideration shall have been distributed to GP.

(e) The transactions contemplated by the Reorganization shall have been consummated.

(f) The Transition Services Agreement shall have been executed and delivered by each of GP and the Company.

(g) The Secured Liquidity Facility shall have been executed and delivered by each of GP and the Company.

(h) The Human Resources Agreement shall have been executed and delivered by each of GP, Newco and the Company.

(i) The IT Support Services Agreement shall have been executed and delivered by each of GP and the Company.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1. Indemnification by GP. (a) Subject to the other provisions of this Article IX, following the Closing, GP shall indemnify Newco and the Company and their respective officers, directors, employees, agents and representatives against, and shall hold them harmless from, any loss, liability, third-party claim, damage or expense (including reasonable legal fees and expenses but excluding punitive damages (other than punitive damages payable to a third party attributable to the pre-Closing conduct of the Company)), for or on account of or arising from or in connection with or otherwise with respect to (i) any breach (or third party allegation that, if true, would constitute a breach) on the part of GP of any representation or warranty made by it contained in Articles IV or V of this Agreement (determined for purposes of this Article IX without reference to any qualification in such representation or warranty of Knowledge, materiality, Material Adverse Effect or dollar threshold except with respect to Section 4.13(b) (Intellectual Property) and Section 4.17(b) (Absence of Material Adverse Effect) which shall give effect to Material Adverse Effect and Section 4.18(b) (Inventory) which shall give effect to materiality), (ii) any breach on the part of GP of any covenant made by it contained in this Agreement, (iii) all liability for Taxes as set forth in Section 7.11, (iv) any Excluded Liabilities, and (v) any Indebtedness of Newco, the Company or the Subsidiaries (other than the Senior Credit Facility, the Secured Liquidity Facility and the PIK Notes).

(b) Subject to the other provisions of this Article IX, following the Closing, GP shall indemnify Buyer and its officers, directors, employees, agents, Affiliates and representatives against, and shall hold them harmless from, any loss, liability, third-party claim, damage or expense (including reasonable legal fees and expenses but excluding punitive damages (other than punitive damages payable to a third party attributable to the pre-Closing conduct of the Company), for or on account of or arising from or in connection with or otherwise with respect to any claim by a third party (including any Governmental Entity) to the extent made against the Buyer that would be a claim for which GP would be obligated to provide indemnification pursuant to Section 9.1(a) hereof if such claim had been asserted against either Newco or the Company.

SECTION 9.2. Indemnification by Newco. Subject to the other provisions of this Article IX, following the Closing, Newco shall indemnify GP and its Affiliates and their respective officers, directors, employees, agents and representatives against, and shall hold them harmless from, any loss, liability, third-party claim, cost, damage or expense (including reasonable legal fees and expenses but excluding punitive damages (other than punitive damages payable to a third party)) for or on account of or arising from or in connection with or otherwise with respect to (i) any breach on the part of the Buyer or Newco of any representation, warranty or covenant made by them contained in this Agreement, (ii) any of the GP Guarantees and (iii) any liabilities that GP or its Subsidiaries (other than Newco or its Subsidiaries) would not have become subject to other than as a result of GP’s ownership of or affiliation with Newco, the Company or any of its Subsidiaries prior to Closing to the extent arising out of actions or omissions of any of Newco, the Company or any of the Subsidiaries prior to the Closing related to the Unisource Business other than actions or omissions taken at the express direction of GP or which are the subject of indemnification under Section 9.1(a).

SECTION 9.3. Indemnification Procedures. (a) All claims for indemnification by any party (the “Indemnified Party”) hereunder shall be asserted and resolved as set forth in this Section 9.3. In the event that any written claim or demand for which the party from whom indemnification is sought (an “Indemnifying Party”) would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly, but in no event more than fifteen days following such Indemnified Party’s receipt of such claim or demand, notify the Indemnifying Party of such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim and demand) (the “Claim Notice”); provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure. The Indemnifying Party shall have thirty days from the personal delivery or mailing of the Claim Notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such claim or demand.

(b) All costs and expenses incurred by the Indemnifying Party in defending such claim or demand shall be a liability of, and shall be paid by, the Indemnifying Party. Except as hereinafter provided, in the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense; provided that (i) the Indemnifying Party shall acknowledge in writing its obligation to indemnify the Indemnified Party for any losses relating thereto (without deduction, offset or limitation by operation of any provision hereof, other than as provided in Section 9.4 hereof), (ii) the claim or demand does not seek to impose any liability on the Indemnified Party other than for money damages and (iii) the Indemnifying Party shall demonstrate, to the reasonable satisfaction of the Indemnified Party, its financial ability to satisfy its indemnification obligations.

(c) If any Indemnified Party desires to participate in any such defense it may do so at its sole cost and expense; provided, that, the cost and expense of the Indemnified Party shall be paid by the Indemnifying Party if (i) the Indemnifying Party has so agreed, (ii) there exists a conflict of interest between the Indemnifying Party and the Indemnified party or (iii) the Indemnifying Party has failed to assume the defense. The Indemnified Party shall not settle a claim or demand for which it seeks or may seek to be indemnified by the Indemnifying Party without the written consent of the Indemnifying Party, unless such settlement (i) is only for a claim of monetary damages and (ii) includes a general and unconditional release of each Indemnifying Party from any liabilities arising out of such claim or demand. The Indemnifying Party shall not settle a claim or demand for which it may be required to provide indemnification to the Indemnified Party without the written consent of the Indemnified Party, unless such settlement (i) is only for a claim of monetary damages and (ii) includes a general and unconditional release of each Indemnified Party from any liabilities arising out of such claim or demand. If the Indemnifying Party elects not to defend the Indemnified Party against such claim or demand whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand (so long as it is a claim or demand in respect of which indemnification is available hereunder) or, if the same be contested by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be the liability of the Indemnifying Party hereunder. To the extent the Indemnifying Party shall direct, control or participate in the defense or settlement of any third-party claim or demand or participate in the defense or settlement of any third party claim or demand, the Indemnified Party shall give the Indemnifying Party and its counsel reasonable and non-disruptive access to, during normal business hours, the relevant business records and other documents, and shall permit them to consult with the employees and counsel of the Indemnified Party.

SECTION 9.4. Limitations Upon Indemnification; Survival of Representations. (a) The parties agree that the remedies provided in this Article IX are the exclusive remedies for any breach of representation, warranty or covenant under this Agreement other than for actual fraud. Notwithstanding anything in this Article IX to the contrary:

(i) GP shall not be obligated to provide any indemnification under Section 9.1(a)(i) or Section 9.1(b) (to the extent related to a matter subject to indemnification under Section 9.1(a)(i)) for any breach of Section 4.18 to the extent that a liability or loss arising from such breach is reflected in the Final Adjustment Report and specifically included in the calculation of the Adjusted Contribution Cash Consideration;

(ii) GP shall not be obligated to provide any indemnification under Section 9.1(a)(i) or Section 9.1(b) (to the extent related to a matter subject to indemnification under Section 9.1(a)(i)) (other than with respect to the Excluded Representations) unless and until the aggregate amount for which it is obligated to provide such indemnification exceeds the sum of $8,000,000, (the “Threshold Amount”), after which, subject to the other provisions of this Article IX, GP shall be obligated to pay the entire amount of any such excess above the Threshold Amount which is payable by it pursuant to the provisions of Section 9.1;

(iii) in calculating the Threshold Amount, any individual loss, liability, third-party claim, damage or expense for which GP shall be obligated to provide indemnification under Section 9.1(a)(i) or Section 9.1(b) (to the extent related to a matter subject to indemnification under Section 9.1(a)(i)), or series of related losses, liabilities, third-party claims, damages or expenses for which GP shall be obligated to provide indemnification under Section 9.1(a)(i) or Section 9.1(b) (other than with respect to the Excluded Representations), totaling less than $75,000 (“De Minimis Losses”) shall be excluded in its or their entirety from the Threshold Amount and in any event GP shall have no liability hereunder for any such De Minimis Losses;

(iv) losses, liabilities, third-party claims, damages or expenses for which GP shall be obligated to provide indemnification under Section 9.1(a)(i) or Section 9.1(b) (to the extent related to a matter subject to indemnification under Section 9.1(a)(i)) shall not include punitive damages (other than punitive damages payable to a third party);

(v) in order to prevent duplication of recovery, no claim for indemnification shall be made by either Newco or the Company pursuant to Section 9.1(a)(i) of this Agreement with respect to any loss to the extent that GP is obligated to indemnify the Buyer for the same loss pursuant to Section 9.1(b) (to the extent related to a matter subject to indemnification under Section 9.1(a)(i)) of this Agreement;

(vi) in no event shall the aggregate liability of GP under Section 9.1(a)(i) and Section 9.1(b) (other than with respect to the Excluded Representations) exceed the sum of $150,000,000; and

(vii) GP shall not be obligated to provide any indemnification under section 9.1(a)(i) or Section 9.1(b) (to the extent related to a matter subject to indemnification under Section 9.1(a)(i)) for any losses arising out of any breach of a representation or warranty of GP to the extent that the Buyer or Newco has been fully compensated for such loss due to such loss causing a reduction in the Closing Contribution Cash Consideration pursuant to Section 2.3 of this Agreement.

(b) The representations and warranties in this Agreement (other than the Excluded Representations which shall survive the Closing indefinitely, the representations and warranties contained in Sections 4.15 (Taxes) and 4.24 (Employee Benefits) which shall survive the Closing until the expiration of the applicable statute of limitation and the representations and warranties in Section 4.14 (Environmental), which shall survive the Closing for a period of five years) and the indemnification provisions in this Agreement in respect thereof shall survive the Closing until thirty months after the Closing Date, at which time they shall terminate; provided, however, that such termination shall not affect any claim for breaches of representations or warranties if written notice thereof, in reasonable detail, is given to the breaching party or parties prior to such termination date.

(c) THE BUYER ACKNOWLEDGES THAT GP MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, EXCEPT THOSE EXPLICITLY SET FORTH IN THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES SHALL BE ACQUIRED AT THE CLOSING “AS IS, WHERE IS” ON THE CLOSING DATE.

SECTION 9.5. Computation of Indemnifiable Losses. Any amount payable pursuant to this Article IX shall be (i) reduced by the amount of any reduction in cash Taxes and increased by the amount of any increase in cash Taxes, in each case payable by the Indemnified Party with respect to such losses and (ii) reduced by any amounts when, as and if actually received by the Indemnified Party under insurance policies, less any retro-premium obligations and the present value of any reasonably anticipated increase in insurance premiums on account of such losses. If a reduction in cash liability for Taxes of the Indemnified Party (less any increases in cash Taxes) occurs in a taxable period following the period in which the indemnification payment is made, the Indemnified Party shall promptly repay the Indemnifying Party the amount of such reduction when actually realized.

SECTION 9.6. Specific Performance. Each party acknowledges and agrees that the other parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which such Party may be entitled, at law or in equity. In particular, the parties acknowledge that the business of the Company and its Subsidiaries is unique and recognize and affirm that in the event that GP breaches this Agreement, money damages would be inadequate and Buyer would have no adequate remedy at law, so that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other parties’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.

SECTION 9.7. Setoff. In the event that the Indemnifying Party does not pay any amount determined by the final and non-appealable judgment or settlement of a court of competent jurisdiction to be due to the Indemnified Party, the Indemnified Party shall be entitled to set-off any such finally determined amounts against any amounts that the Indemnified Party may owe to the Indemnifying Party. In those instances where GP is the Indemnifying Party, Newco shall have the right to set-off any amounts owed to it as the Indemnified Party by cancelling a portion of the PIK Notes or the Newco Shares held by GP equal to the amounts finally determined to be owed to Newco as the Indemnified Party. The amount of PIK Notes and Newco Shares to be cancelled by Newco shall be determined with reference to the fair market value of such PIK Notes or Newco Shares (as determined by an independent third party) at the time of such cancellation. In order to secure all of GP’s obligations under this paragraph, Newco will receive a first priority security interest and lien on the PIK Notes and Newco Shares.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

SECTION 10.1. Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing (i) by mutual written consent of the parties hereto, (ii) by GP or the Buyer, if the Closing does not occur on or prior to December 31, 2002; provided, however, that if the parties have been unable to close the transaction by such date despite their respective commercially reasonable efforts, then such termination date shall be extended until

January 30, 2003; provided, further, that the party seeking termination pursuant to this clause (ii) is not in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, (iii) by GP if, as a result of action or inaction by the Buyer, the Closing shall not have occurred on or prior to the date that is ten business days after the most recently completed fiscal month-end of the Company following the date on which all of the conditions to Closing set forth in Section 8.1 are satisfied or waived.

(b) In the event of termination by any party hereto pursuant to this Section 10.1, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, the Buyer shall promptly return to GP, Newco, the Company and the Subsidiaries all documents and other material received from such Persons relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof.

(c) If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 10.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) this Section 10.1, (ii) Section 11.7 relating to publicity and (iii) Section 7.5 regarding certain expenses. Nothing in this Section 10.1 shall be deemed to release any party from any liability for any willful breach by such party of the terms and provisions of this Agreement.

SECTION 10.2. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any of the parties hereto may, by an instrument in writing signed on behalf of such party, waive compliance by any other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1. Notices. All notices, requests and other communications hereunder shall be in writing (including wire, telefax or similar writing) and shall be sent, delivered or mailed, addressed, or telefaxed:

(a) if to the Buyer, to:

J5M4T3B2P2CEYA, LLC

c/o UWW Holdings, Inc.

6600 Governors Lake Parkway

Norcross, GA 30071

Attention: General Counsel

with a copy to:

Bain Capital Partners LLC

111 Huntington Ave

Boston MA 02199

Attention: Ed Conard

Paul Edgerley

Matthew Levin

Kirkland & Ellis

Aon Center

200 East Randolph Drive

Chicago, IL 60601

Attention: Jeffrey C. Hammes, P.C.

Matthew F. Steinmetz, Esq.

Jeffrey W. Richards, Esq.

Fax: (312) 861-2200

(b) if to GP, to:

Georgia-Pacific Corporation

133 Peachtree Road, NE

Atlanta, GA 30303

Attention: Robert A. Argo

Fax: (404) 487-3937

with copies to:

Georgia-Pacific Corporation

133 Peachtree Road, NE

Atlanta, GA 30303

Attention: Kenneth F. Khoury, Esq.

Fax: (404) 230-1611

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Attention: Mario A. Ponce, Esq.

Fax: (212) 455-2502

(c) if to Newco or the Company, to:

UWW Holdings, Inc.

6600 Governors Lake Parkway

Norcross, GA 30071

Attention: General Counsel

Each such notice, request or other communication shall be given (i) by mail (postage prepaid, registered or certified mail, return receipt requested), (ii) by hand delivery, (iii) by nationally recognized courier service or (iv) by telefax, receipt confirmed. Each such notice, request or communication shall be effective (i) if mailed, three days after mailing at the address specified in this Section 11.1 (or in accordance with the latest unrevoked written direction from such party),

(ii) if delivered by hand or by nationally recognized courier service, when delivered at the address specified in this Section 11.1 (or in accordance with the latest unrevoked written direction from the receiving party) and (iii) if given by telefax, when such telefax is transmitted to the telefax number specified in this Section 11.1 (or in accordance with the latest unrevoked written direction from the receiving party), and the appropriate confirmation is received.

SECTION 11.2. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 11.3. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement.

SECTION 11.4. Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) except as set forth in Section 2.3, Article IX, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 11.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 11.6. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the State of Delaware located in Wilmington, or if such court does not have jurisdiction, the state courts for the State of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 11.1 shall be effective service of process for any action, suit or proceeding with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the United States District Court for the State of Delaware or (b) any state court in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 11.7. Publicity. None of the parties hereto nor their respective Affiliates shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other parties, which consent shall not be unreasonably withheld or withdrawn, except as may be required by law or the regulations or policies of any securities exchange, in which case the party required to make the release or statement shall allow the other party reasonable time to comment on such release or statement in advance of such issuance.

SECTION 11.8. Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties, which consent shall not be withheld unreasonably; provided, however, that GP may assign all or certain provisions of this Agreement, or any interest herein, and may delegate any duty or obligation hereunder, without the consent of the Buyer, to one or more Affiliates of GP if GP reasonably ensures that, at the time of such assignment or delegation, any such Affiliate is adequately capitalized and appropriately staffed to be able to discharge the duties and obligations so assigned or delegated and GP remains obligated hereunder; and provided, further, that, if GP consummates the Separation, each of GP, CP&P and the Buyer hereby acknowledges and agrees that the obligations and liabilities of GP hereunder (including any indemnification obligations hereunder) shall be assigned to CP&P pursuant to the Separation and assumed by CP&P and GP shall be relieved absolutely and unconditionally of any obligations hereunder after the consummation of the Separation and the assumption of GP’s obligations hereunder by CP&P (other than with respect to the obligations set forth in Section and 7.16 and 7.20, which shall continue to be obligations of GP following any assignment to CP&P); and provided, further, that the Buyer shall have the right to assign all or certain provisions of this Agreement, or any interest herein, and may delegate any duty or obligation hereunder, without the consent of GP to (i) any purchaser of any or all of the assets or capital stock (whether by merger, recapitalization, reorganization or otherwise) of Newco or the Company or (ii) to any of Buyer’s, Newco’s or the Company’s financing sources as collateral. This Agreement may also be assigned by operation of law. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 11.8 shall be null and void, ab initio.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

GEORGIA-PACIFIC CORPORATION

By:	/s/ Danny W. Huff
Name: Danny W. Huff Title: Executive Vice President—Finance and Chief Financial Officer

UWW HOLDINGS, INC.

By:	/s/ Danny W. Huff
Name: Danny W. Huff Title: Executive Vice President—Finance and Chief Financial Officer

J5M4T3B2P2CEYA, LLC

By:	/s/ Matthew Levin
Name: Matthew Levin Title: